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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised, if you are in the United Kingdom, under the Financial Services and Markets Act 2000 or if you are not in the United Kingdom, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your COLT Shares, please send this document together with the accompanying forms of proxy, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

The distribution of this document and/or the accompanying documents in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying documents comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read in conjunction with the accompanying Prospectus relating to COLT S.A. which has been approved by the CSSF which is the competent authority in Luxembourg for the purposes of the Prospectus Directive and relevant implementing measures in Luxembourg, as a prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in Luxembourg.

Deutsche Bank and Morgan Stanley & Co. International Limited are acting for COLT and COLT S.A. in connection with the proposals described in this document and for no one else and will not be responsible to anyone other than COLT and COLT S.A. in providing the protections afforded to their clients or for advising any other person in relation to the proposals.

COLT Telecom Group plc

Recommended proposals to establish
COLT Telecom Group S.A.

as the holding company of COLT Telecom Group plc

by means of a Scheme of Arrangement under section 425 of the Companies Act 1985

A letter from the Chairman of COLT is set out on pages 4 to 12 of this document. Meetings to consider the proposals contained in this document will be held on 30 May 2006. The Court Meeting will start at 11.00 a.m. on that date and the COLT EGM at 11.10 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned). Notices of the meetings to approve the proposals described in this document are set out in Parts 6 and 7 of this document. A summary of the action to be taken by COLT Shareholders is set out on pages 9 and 10 of this document.

Whether or not you intend to be present at the meetings, please complete and return the accompanying forms of proxy to COLT's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AB United Kingdom, as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the blue form of proxy for the Court Meeting may be handed to the Chairman at the Court Meeting).

Application has been made to the UK Listing Authority for the COLT S.A. Scheme Shares to be admitted to the Official List and to the London Stock Exchange for the COLT S.A. Scheme Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List and to trading on the London Stock Exchange's market for listed securities together, under the Listing Rules of the UK Listing Authority, constitutes official listing on a stock exchange. If the Scheme proceeds as presently envisaged, it is expected that dealings in COLT Shares will continue until close of business on 29 June 2006 and admission to the Official List of the COLT S.A. Scheme Shares will become effective, and that dealings in the COLT S.A. Scheme Shares on the London Stock Exchange's market for listed securities will commence, on 3 July 2006.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or exempt from such registration. The COLT S.A. Scheme Shares have not been, nor will be, and are not required to be, registered with the US Securities and Exchange Commission under that Act, in reliance on the exemption provided by Section 3(a)(10) thereof. US shareholders who are affiliates (within the meaning of the US Securities Act) of COLT or COLT S.A. before implementation of the Scheme or are affiliates of COLT S.A. after the implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of COLT S.A. Scheme Shares received in connection with the Scheme under Rule 145(d) under that Act.

Defined terms can be found in Part 8 of this document.

EXPECTED TIMETABLE OF EVENTS

	2006

Latest time for receipt by Registrars of blue form of proxy from COLT Shareholders for the Court Meeting	11.00 a.m. on 28 May	(1)
Latest time for receipt by Registrars of yellow form of proxy from COLT Shareholders for the COLT EGM	11.10 a.m. on 28 May	(2)
Voting Record Time for the Court Meeting and the COLT EGM for holders of COLT Shares	6.00 p.m. on 28 May	(3)
The Court Meeting	11.00 a.m. on 30 May
The COLT EGM	11.10 a.m. on 30 May	(4)
Court Hearing of petition to sanction the Scheme	26 June
Last day of dealings in COLT Shares	29 June	(5)
Scheme Record Time	6.00 p.m. on 29 June	(5)
Effective Date of the Scheme	30 June	(5)
Suspension of listing of COLT Shares	7.30 a.m. on 30 June	(5)
Delisting of COLT Shares, COLT S.A. Scheme Shares admitted to the Official List, crediting of COLT S.A. Dls representing entitlements to COLT S.A. Scheme Shares to CREST accounts and dealings in COLT S.A. Scheme Shares commence on the London Stock Exchange	3 July	(5)
Despatch of definitive share certificates for COLT S.A. Scheme Shares in certificated form	14 July	(5)
Defined terms can be found in Part 8 of this document.
All references to time in this document are to London time unless otherwise stated. The dates given are based on the Directors' expectations and may be subject to change.

(1)
It is requested that blue forms of proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. Blue forms of proxy not so lodged may be handed to the Chairman of the Court Meeting at the Court Meeting.

(2)
Yellow forms of proxy for the COLT EGM must be lodged at least 48 hours prior to the time appointed for the COLT EGM.

(3)
If either the Court Meeting or the COLT EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the date falling two days before the adjourned meeting.

(4)
To commence at the time fixed or as soon thereafter as the Court Meeting concludes or is adjourned.

(5)
These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.

TABLE OF CONTENTS

PART 1—	LETTER FROM THE CHAIRMAN
1.	Introduction
2.	Background to and reasons for the Scheme
3.	Summary of the Scheme
4.	COLT Share Schemes
5.	2007 Notes
6.	Taxation
7.	Action to be taken
8.	Overseas Shareholders
9.	COLT ADSs
10.	Financial advice to the Board
11.	Recommendation
12.	Further information
PART 2—	EXPLANATION OF THE SCHEME AND ITS EFFECTS
1.	Introduction
2.	Summary of the Scheme
3.	Conditions to and implementation of the Scheme
4.	Effect of the Scheme
5.	Taxation
6.	The rights attaching to COLT S.A. Shares and corporate governance
7.	The COLT Directors and the effect of the Scheme on their interests
8.	COLT Share Schemes
9.	Overseas Shareholders
10.	Listing, COLT S.A. DIs and settlement
11.	Meetings and consents for implementation of the Scheme
12.	Prospectus
13.	Directors' interests in COLT Shares
14.	Further information
15.	Action to be taken
PART 3—	SUBSCRIPTION AND CONTRIBUTION AGREEMENT
PART 4—	ADDITIONAL INFORMATION
1.	Summary of the rights attaching to the COLT S.A. Shares
2.	The Takeover Directive
3.	Taxation
4.	COLT S.A. Share Schemes
5.	Deferred Share issue to COLT S.A.
6.	Consents
7.	Costs and expenses regarding issue of documentation
PART 5—	THE SCHEME OF ARRANGEMENT
PART 6—	NOTICE OF COURT MEETING
PART 7—	NOTICE OF EXTRAORDINARY GENERAL MEETING
PART 8—	DEFINITIONS

PART 1

LETTER FROM THE CHAIRMAN

COLT Telecom Group plc
Beaufort House
15 St. Botolph Street
London
EC3A 7QN
 Registered in England and Wales No. 3232904

5 May 2006

To the holders of COLT Shares and COLT ADRs

Dear Shareholder,

Recommended proposals relating to the introduction of a new holding company
1.     Introduction

On 23 February 2006, COLT announced a number of proposals relating to the corporate structure and organisation of the COLT Group, including its intention to create a new holding company for the COLT Group domiciled in mainland Europe and to raise approximately £300 million from the sale of new equity in order to fund the redemption of some of the Notes. It is proposed that such proposals will be implemented by the insertion of COLT S.A. as the new holding company for the COLT Group by means of a scheme of arrangement under section 425 of the Companies Act and the offer of COLT S.A. Shares by CLF, a wholly-owned subsidiary of COLT S.A., to COLT Shareholders.

Implementation of the proposals in full will result in COLT Shareholders exchanging their shares in COLT for shares in COLT S.A. (which will then be the holding company of the COLT Group) and in the COLT S.A. Group raising approximately £300 million by way of the offer of COLT S.A. Shares to COLT Shareholders. The rights and protections of COLT S.A. Shareholders will be materially the same as those that currently exist for COLT Shareholders, including the listing of the COLT S.A. Shares on the London Stock Exchange. The COLT S.A. Shares admitted to trading on the London Stock Exchange will be traded in Sterling.

Under the Scheme, COLT Shareholders at the Scheme Record Time will receive, in exchange for COLT Shares, COLT S.A. Scheme Shares on the following basis:

for every three COLT Shares                        one COLT S.A. Scheme Share

If the Scheme is approved and becomes effective, the Scheme will result in COLT Shareholders holding COLT S.A. Scheme Shares (or in CREST accounts, COLT S.A. Dls representing entitlements to COLT S.A. Scheme Shares) and in COLT becoming a subsidiary of COLT S.A..

The COLT S.A. Scheme Shares cannot be issued on a one-for-one basis to the holdings of COLT Shares of former COLT Shareholders because Luxembourg law requires each COLT S.A. Share to have a minimum nominal value of €1.25 per share. Taking into account possible fluctuations in the price of COLT Shares and/or the Sterling:euro exchange rate, together with the need for each COLT S.A. Share to have a minimum nominal value of €1.25 per share, a ratio of one-for-three is considered appropriate.

It is proposed that CLF, a wholly-owned subsidiary of COLT S.A., will raise approximately £298.3 million (net of expenses) by way of an offer to COLT Shareholders of Open Offer Shares. Further details of the sale of the Open Offer Shares, including the method for determining the exact number of Open Offer Shares and pricing, are set out in the Prospectus accompanying this document.

The purpose of this document is to explain the Scheme and why your Board considers the Scheme to be in the best interests of COLT and its shareholders as a whole. Your Board is unanimously recommending that you vote in favour of the Scheme at the Court Meeting and in favour of the special resolution to implement the Scheme to be proposed at the COLT EGM. A summary of the action recommended to be taken is set out on pages 9 and 10 of this document and on the forms of proxy accompanying this document.

2.     Background to and reasons for the Scheme

The COLT Group operates in the European market for fixed line telecommunications. It began offering telecommunications services in London in 1993 and, since then, has expanded its optical fibre network, which now reaches 13 countries in Western Europe. Construction of the COLT Group's network infrastructure was substantially completed in 2001. Since then the COLT Group has focused on increasing its customer base and its turnover and improving its profitability within the geographic areas already covered by its network.

Over the years, the COLT Group's business has been transformed from a UK to a European multi-national business and, as at 31 December 2005, over 80 per cent. of its business and most of its network assets were in mainland Europe. COLT has concluded that its business would be better served with a holding company domiciled in mainland Europe and that this provides an opportunity to put in place a more appropriate and efficient structure that will help reduce costs in the future. The Board has determined that Luxembourg is the most appropriate jurisdiction for the new holding company, COLT S.A.. The euro is the COLT Group's most significant trading currency and this will be the currency in which COLT S.A.'s consolidated financial statements will be presented. COLT S.A.'s financial reporting will be substantially unchanged from that which is undertaken by COLT at present and its consolidated financial statements will be prepared under IFRS. This is consistent with the basis of preparation of the COLT Group's consolidated financial statements.

If the Scheme is approved and becomes effective, the Scheme will result in COLT Shareholders holding COLT S.A. Scheme Shares (or, in CREST accounts, COLT S.A. Dls) and in COLT becoming a subsidiary of COLT S.A.. COLT S.A. will have substantially the same business and operations upon the implementation of the Scheme as COLT had immediately prior to the implementation of the Scheme. COLT S.A. does not anticipate any change to the level of disclosure to, or communication with, shareholders as a result of the Scheme. Barry Bateman, Antony Bates, Andreas Barth, Vincenzo Damiani, Gene Gabbard and H. Frans van den Hoven are the Directors of COLT S.A. It is expected that all of the remaining directors of COLT will become Directors of COLT S.A. on or around the Effective Date. Consequently, no change in the composition of the board of directors of the holding company of the COLT Group is expected as a result of the Scheme.

The rights attaching to the COLT S.A. Shares (including the rights to vote and to receive dividends and all other distributions) will be substantially the same as those attaching to the existing COLT Shares. A summary of the rights attaching to the COLT S.A. Shares (including the COLT S.A. Scheme Shares) is set out at paragraph 1 of Part 4 of this document.

Following and subject to Admission of the COLT S.A. Shares, COLT S.A. will be required to comply with the Listing Rules (including the Model Code) and the Disclosure Rules. The current COLT S.A. Directors and the Proposed Directors have confirmed that they will consider themselves to be "persons discharging managerial responsibilities" within COLT S.A. within the meaning of section 96B(1) of FSMA for the purposes of the Model Code and the Disclosure Rules.

COLT S.A. intends, upon implementation of the Scheme, to comply with the Combined Code to the same extent that COLT currently does so far as it is practical for a Luxembourg company to do so.

In common with the articles of association of other Luxembourg public limited companies, the COLT S.A. Articles provide full power to the COLT S.A. Board to issue shares on a non-pre-emptive basis, but the COLT S.A. Board has confirmed to COLT that, as a matter of policy, it intends, upon implementation of the Scheme, to comply with the Pre-Emption Guidelines to the extent practical for a Luxembourg company.

With the proposed implementation of the Takeover Directive in Luxembourg (expected in May 2006), shareholders of COLT S.A. will have substantially similar takeover protection as shareholders of COLT currently have. A description of certain provisions of the Takeover Directive is set out at paragraph 2 of Part 4 of this document.

The Fidelity Parties, which as at 2 May 2006 (the latest practicable date prior to the publication of this document) held approximately 58.5 per cent. of COLT's issued share capital, will, upon the Scheme becoming effective and following the sale of the Open Offer Shares, hold at least 58.5 per cent. of the issued share capital of COLT S.A. (subject to any increase in their holdings, for example, as a result of FMR's and FIL's agreement to purchase, or to procure that their affiliates purchase, all of the remaining

Open Offer Shares which are not acquired by COLT Shareholders and subject also to rounding in respect of fractional entitlements to Open Offer Shares taken up under the Purchase Agreement).

Certain of the Fidelity Parties have entered into the Relationship Agreement with COLT S.A. which is on substantially the same terms as the existing relationship agreement between certain of the Fidelity Parties and COLT. The material terms of the Relationship Agreement are summarised in paragraph 10(C) of Part XV of the Prospectus. Fidelity Investments Luxembourg S.A. provides a registered office and certain company secretarial services to COLT S.A. pursuant to an agreement dated 4 May 2006.

With COLT's Notes maturing in 2007, 2008 and 2009 respectively, part of the net proceeds of the sale of the Open Offer Shares will be applied, together with existing cash resources of COLT, to fund the early redemption of all of the outstanding 2007 Notes. The balance will be applied to fund the redemption of a portion of the remaining Notes at such time or times as the COLT S.A. Group considers appropriate (whether before or at stated maturity). Pending such redemption, the balance of the net proceeds of the sale of the Open Offer Shares will be placed on deposit or invested in cash equivalent instruments.

The COLT S.A. Group's indebtedness will be lower than that of the COLT Group because of the redemption of the Notes referred to above and thus its interest costs will also be lower.

FMR and FIL have entered into a Purchase Agreement with CLF, a wholly-owned subsidiary of COLT S.A., under which, subject to certain conditions being met (i) FIL has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares which it and its affiliates are entitled to purchase in respect of their entitlements under the Open Offer; (ii) FMR has agreed to purchase, or procure that its affiliates purchase, such number of Open Offer Shares that would be equivalent to the number of Open Offer Shares which FMR and its affiliates would have been entitled to purchase had they been eligible to participate in the Open Offer; and (iii) FMR and FIL have agreed to purchase, or procure that their respective affiliates purchase, all other Open Offer Shares (including those Open Offer Shares not offered to Qualifying Shareholders who are either US Holders or Excluded Holders) which are not acquired by other COLT Shareholders and any COLT S.A. Shares arising as a result of the consolidation of fractional entitlements to the Open Offer Shares. None of the Fidelity Parties will receive any consideration in respect of these purchase commitments.

The Open Offer will be conditional upon, among other things, the Scheme having become effective. Accordingly, the Open Offer (and any separate private placement of Open Offer Shares to US Holders and the relevant Fidelity Parties' purchase of Open Offer Shares pursuant to the Purchase Agreement) will not proceed if, among other things, the Scheme is not approved by COLT Shareholders and sanctioned by the Court. The Court Order to make the Scheme effective will not be filed if, among other things, the Purchase Agreement has been terminated prior to the Effective Date. Further details of the conditions to which the Scheme is subject are set out in paragraph 3 of Part 2 of this document.

Further details of the Open Offer, the possible private placement of Open Offer Shares to US Holders and the purchase arrangements with FMR and FIL under the Purchase Agreement are set out in the Prospectus issued by COLT S.A. accompanying this document.

In the event that the Scheme and the Open Offer do not proceed COLT will need to raise additional funds in order to fund the redemption of the Notes to the extent that it does not have the cash resources available to do so.

3.     Summary of the Scheme

3.1  The Scheme

The principal effect of the Scheme is that all the existing COLT Shares will be cancelled and the resulting reserve will be capitalised by the issue of fully paid new shares in COLT to COLT S.A. which will, as a result, become the holding company of COLT and the COLT Group; COLT S.A. will in turn issue COLT S.A. Scheme Shares to former COLT Shareholders on a one-for-three basis to their holdings of COLT Shares. Accordingly, COLT Shareholders will cease to own COLT Shares and instead will own COLT S.A. Scheme Shares.

Entitlements of COLT Shareholders to COLT S.A. Scheme Shares pursuant to the Scheme will be rounded down to the nearest whole number. Fractions of COLT S.A. Scheme Shares will not be allotted to COLT Shareholders under the Scheme but will be aggregated and sold in the market after the Effective Date. The net proceeds of the sale will be paid in cash to the COLT Shareholders entitled thereto in accordance with their fractional entitlements.

With effect from the implementation of the Scheme, the principal asset of COLT S.A. will be the shares in COLT.

The Court Order to make the Scheme effective will not be filed if, among other things, the Purchase Agreement has been terminated prior to the Effective Date. It is expected that the Scheme will become effective on 30 June 2006, the last day for acceptances and payment in full under the Open Offer.

Further information regarding COLT S.A. is contained in the Prospectus, which accompanies this document.

3.2  Listing and dealings

Application has been made to the UK Listing Authority for admission of the COLT S.A. Scheme Shares to the Official List and to the London Stock Exchange for admission of the COLT S.A. Scheme Shares to trading on its market for listed securities. Subject to the Scheme becoming effective, it is expected that Admission of the COLT S.A. Scheme Shares will become effective and that dealings in the COLT S.A. Scheme Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006. The COLT S.A. Scheme Shares admitted to trading on the London Stock Exchange will be traded in Sterling.

The last day of dealings in COLT Shares is expected to be 29 June 2006, following which the COLT Shares will be suspended from the Official List and from trading on the London Stock Exchange's market for listed securities. The last time for registration of transfers of COLT Shares is expected to be 6.00 p.m. on 29 June 2006. No transfers of COLT Shares will be registered after that time.

If all the conditions of the Scheme are satisfied, COLT intends to seek the delisting of the COLT Shares from the Official List. Prior to the Scheme becoming effective, a request will be made to the UK Listing Authority to cancel the listing of the COLT Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the COLT Shares on the London Stock Exchange's market for listed securities. It is expected that the COLT Shares will be delisted with effect from 8.00 a.m. on 3 July 2006.

These dates may be deferred it if is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme or the Open Offer is extended in accordance with its terms. In the event of a delay, the Open Offer timetable will be extended and the application for the COLT Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme takes effect.

3.3  Issue of DIs representing entitlements to COLT S.A. Scheme Shares

Securities of non-UK incorporated companies, such as COLT S.A., cannot be held or settled in CREST. COLT S.A. has therefore entered into depositary arrangements to enable investors to hold and settle COLT S.A. Shares in CREST in the form of dematerialised Depositary Interests or DIs. DIs represent entitlements to underlying non-UK shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares.

COLT Shareholders should refer to paragraph 10 of Part 2 of this document for further details regarding COLT S.A. DIs.

3.4  Settlement

The COLT S.A. Scheme Shares will rank in full for dividends and other distributions declared, made or paid after Admission of the COLT S.A. Scheme Shares.

Subject to the Scheme being implemented, the COLT S.A. Scheme Shares to which COLT Shareholders are entitled under the terms of the Scheme (except as provided in paragraph 9 of Part 2 of this document in relation to certain Overseas Shareholders) will:

(A)
to the extent the entitlement arises as a result of a holding of COLT Scheme Shares in certificated form at the Scheme Record Time, be issued in certificated form in the name of the relevant COLT Shareholder with the relevant share certificate expected to be despatched by post, at the COLT Shareholder's risk, ten (10) Business Days following the Effective Date (which is expected to be 30 June 2006); and

(B)
to the extent the entitlement arises as a result of a holding of COLT Scheme Shares in uncertificated form at the Scheme Record Time, be issued in certificated form in the name of the Depositary (or its nominated custodian), as trustee for the persons respectively entitled to such COLT S.A. Scheme

  Shares (or in the name of the Depositary's nominated custodian as trustee for the Depositary who, in turn, will hold its interest as trustee for the persons respectively entitled to such COLT S.A. Scheme Shares). The Depositary will issue COLT S.A. DIs, representing those COLT S.A. Scheme Shares, to the relevant COLT Shareholder, with delivery (to the stock account in CREST in which each such COLT Shareholder held such COLT Scheme Shares) of those COLT S.A. DIs expected to take place on 3 July 2006.

No temporary documents of title will be issued.

Cheques in respect of fractional entitlements will be despatched, at the COLT Shareholder's risk, within ten (10) Business Days following the Effective Date.

COLT Shareholders should refer to paragraph 10 of Part 2 of this document for the further information regarding COLT S.A. DIs and settlement of the COLT S.A. Scheme Shares.

3.5  General

The Scheme will not be implemented unless certain approvals are obtained, including the sanction of the Court and the approval of COLT Shareholders (for which purpose the Court Meeting and the COLT EGM have been convened for 30 May 2006).

A full explanation of the Scheme is contained in Part 2 of this document. Among other things, Part 2 explains certain proposals relating to the treatment of Overseas Shareholders.

4.     COLT Share Schemes

As a result of the Scheme, participants in the COLT Share Schemes will be given the opportunity to exchange their options and awards to acquire COLT Shares for options and awards to acquire COLT S.A. Shares. Options and awards over COLT S.A. Shares will be of equivalent value to the options and awards over COLT Shares and will be granted on the same terms. In respect of options granted under the COLT Telecom Group Savings-Related Share Option Scheme and part A of the COLT Telecom Group Share Plan which are approved by HM Revenue & Customs, the terms of exchange will be agreed with HM Revenue & Customs. Similarly, the terms of exchange of options granted under the COLT Savings-Related Share Option Scheme (Ireland) will be agreed with the Irish Revenue Commissioners. The rules of the relevant share scheme will continue to apply and the options and awards to acquire COLT S.A. Shares will become exercisable or vest at the same time as the old options or awards would have become exercisable or vested. Performance conditions will continue to apply to options and awards which are exchanged, adjusted as determined by the Compensation Committee of the COLT S.A. Board to be fair and reasonable in the circumstances. However, the adjusted performance conditions will not be materially easier or more difficult to satisfy than the existing performance conditions.

With the exception of certain awards granted under the COLT Deferred Bonus Plan and options granted under the COLT Savings-Related Share Option Scheme (Ireland), to the extent that participants in the COLT Share Schemes do not agree to exchange their options and awards, they will lapse upon the Scheme becoming effective. In respect of awards granted under the COLT Deferred Bonus Plan, participants will be given the opportunity to exchange COLT Shares acquired with the deferred bonus currently held on trust for them ("Deferred Bonus Shares") for COLT S.A. Shares of equivalent value to be held on trust and also to exchange matching awards granted in the form of share awards ("Bonus Share Awards"). If participants choose not to exchange their Deferred Bonus Shares, their related Bonus Share Awards will lapse and the Deferred Bonus Shares will be transferred to them upon the Scheme becoming effective. As it is expected that performance conditions will not have been satisfied, any Bonus Share Awards not exchanged for equivalent awards to acquire COLT S.A. Shares will not vest as a consequence of the Scheme becoming effective. In respect of options granted under the COLT Savings-Related Share Option Scheme (Ireland), options can be exercised during the six month period following the date on which the Court sanctions the Scheme, using savings and interest accumulated up to the exercise date.

Save as described above, options and awards granted under the COLT Share Schemes will not become exercisable or vest as a result of the Scheme.

COLT does not intend to grant any options or awards under the employee share schemes put to, and approved by, COLT Shareholders at the COLT Annual General Meeting held on 27 April 2006 on or before the Effective Date. COLT S.A. intends to adopt share schemes which are identical in form to those put to, and approved by, COLT Shareholders at the COLT Annual General Meeting held on 27 April 2006.

5.     2007 Notes

COLT intends to redeem the 2007 Notes prior to the Scheme becoming effective. If COLT Shareholders approve the Scheme at the Court Meeting and vote in favour of the related resolution at the COLT EGM, COLT intends to send notice of early redemption to the holders of the 2007 Notes in accordance with the terms of the indenture relating to those notes. It is expected that the 2007 Notes will be redeemed on 29 June 2006, prior to the sale of the Open Offer Shares under the Open Offer. The conversion rate of the 2007 Notes will not be adjusted as a result of the Open Offer.

In order to assist COLT with funding the early redemption of the 2007 Notes, FMR and FIL have entered into a Loan Facility with CLF. Under the Loan Facility, FMR and FIL have agreed, subject to none of the Notes being due and repayable early due to an event of default under any of the indentures relating to the Notes or CLF being legally unable to borrow the money, to make £100 million available to CLF on commercial terms substantially similar to those of the 2007 Notes and with a repayment date of 4 April 2007. These funds will then be lent by CLF to COLT and used by COLT together with its own funds to redeem the 2007 Notes. The amount drawn under the Loan Facility will be discharged by the transfer of £100 million worth of the Open Offer Shares which the relevant Fidelity Parties have agreed to purchase under the Purchase Agreement. Should the sale of the Open Offer Shares not proceed and therefore should the relevant Fidelity Parties fail to receive the Open Offer Shares described above, CLF will remain indebted to the relevant Fidelity Parties under the Loan Facility (and COLT will be indebted to the COLT S.A. Group). FMR and FIL have taken an assignment over the loan agreement between CLF and COLT as security for the Loan Facility.

6.     Taxation

The taxation consequences of the Scheme will depend upon the jurisdiction in which the relevant COLT Shareholder is resident for tax purposes. Summaries of the UK and Luxembourg tax consequences of the Scheme for COLT Shareholders resident for tax purposes in the UK and the US tax consequences of the Scheme for COLT Shareholders resident for tax purposes in the US are set out in paragraph 3 of Part 4. If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.

7.     Action to be taken

The Scheme requires approval by a simple majority in number of those COLT Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. of the nominal value of the COLT Shares voted by those COLT Shareholders.

To be effective, the Scheme also requires the passing of a special resolution at the COLT EGM. This special resolution is described in paragraph 11.2 of Part 2 of this document, and set out in full in the Notice of the COLT EGM set out in Part 7 of this document. This special resolution requires approval by a majority of not less than 75 per cent. of votes cast either in person on a show of hands at the COLT EGM, or voting in person or by proxy on a poll, if one is demanded.

Further particulars of the Court Meeting and the COLT EGM, both of which will be held on the same day, are contained in Parts 6 and 7 respectively, of this document.

It is particularly important for you to be aware that if the Scheme becomes effective, it will be binding on all COLT Shareholders irrespective of whether they attended the Court Meeting and/or the COLT EGM and irrespective of the manner in which they voted.

In addition, the Scheme requires the confirmation of the Court. The Court Hearing to approve the Scheme is expected to be held on 26 June 2006.

You will find enclosed with this document:

•
a blue form of proxy for use in respect of the Court Meeting; and

•
a yellow form of proxy for use in respect of the COLT EGM.

In order that the Court can be satisfied that the votes cast fairly represent the views of the COLT Shareholders, it is important that as many votes as possible are cast at the Court Meeting.

Whether or not you propose to attend the Court Meeting or the COLT EGM in person, you are therefore urged to return your forms of proxy as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. The Completion and return of a form of proxy will not prevent you from attending and voting in person at the Court Meeting or the COLT EGM, or any adjournment thereof, if you so wish.

If you are a registered holder of COLT Shares, whether or not you intend to attend the Court Meeting and the COLT EGM, please complete and sign both the blue and yellow forms of proxy in accordance with the instructions printed thereon and return them either by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB United Kingdom, so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of proxy returned by fax will not be accepted.

If the blue form of proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the COLT EGM, unless the yellow form of proxy is lodged so as to be received by 11.10 a.m. on 28 May 2006 (or where the COLT EGM is adjourned, at least 48 hours before the time fixed for the adjourned COLT EGM) and in accordance with the instructions printed on the yellow form of proxy, it will be invalid.

The completion and return of a form of proxy will not prevent you from attending and voting in person at the Court Meeting or the COLT EGM or any adjournment thereof, if you so wish.

Please note that, in relation to the blue form of proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or on any other business that may properly come before the Court Meeting unless otherwise instructed by you. In relation to the yellow form of proxy for the COLT EGM, if you do not give a specific voting instruction on the resolution to be considered at the COLT EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the COLT EGM) which may properly come before the COLT EGM.

If you have any questions relating to this document or the completion and return of the forms of proxy, please telephone Lloyds TSB Registrars on 0870 240 7986 (+44 1903 276342 if you are calling from outside the United Kingdom). This helpline is available from 8.30 a.m. to 5.30 p.m. Monday to Friday (excluding public holidays) and is expected to remain open until 14 July 2006. Please note that calls may be monitored or recorded. For legal reasons, the helpline will only be able to provide you with advice on matters of procedure and cannot provide advice on the merits of the Scheme, the Open Offer or the COLT S.A. Shares or give any financial, investment or tax advice.

8.     Overseas Shareholders

If you are a citizen, resident or national of a jurisdiction outside the United Kingdom, your attention is drawn to paragraph 9 of Part 2 of this document for further details concerning the Scheme.

9.     COLT ADSs

On 10 April 2006, the ADS Depositary gave notice to the holders of COLT ADSs that the COLT ADS Deposit Agreement:

(A)
had been amended to reduce:

(i)
the prior notice to holders of COLT ADRs required for termination of the COLT ADS Deposit Agreement from 90 days to 30 days; and

(ii)
the period of time that must elapse after termination of the COLT ADS Deposit Agreement before the ADS Depositary may sell the COLT Shares underlying the COLT ADSs from one year to 30 days; and

(B)
will terminate with effect from the close of business of the ADS Depositary on 10 May 2006.

The last date on which holders of COLT ADSs can instruct the ADS Depositary to exchange COLT ADSs for COLT Shares will be on or about 9 June 2006. Thereafter the COLT Shares representing the remaining ADSs will be sold in the market and holders of COLT ADSs will be entitled, upon surrender of their COLT ADRs, to receive the proceeds less expenses, a fee of up to US$0.05 per ADR payable to the

ADS Depositary, transfer taxes and the costs of sale. Accordingly, there will be no COLT ADSs in existence at the Scheme Record Time.

The ADS Depositary has indicated to COLT that, in accordance with the COLT ADS Deposit Agreement, it will not provide voting facilities in respect of the Court Meeting or the COLT EGM to holders of COLT ADSs. Therefore, if you are a holder of COLT ADSs you will only be entitled to vote at the Court Meeting and at the COLT EGM by proxy if you become the registered holder of the COLT Shares underlying your COLT ADSs by the Voting Record Time by arranging for the surrender of your COLT ADRs in accordance with the terms and conditions of the COLT ADS Deposit Agreement and:

(A)
in respect of the Court Meeting, if you complete and sign the blue form of proxy in accordance with the instructions printed thereon and return it either by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB, United Kingdom so as to be received at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof (or hand it to the Chairman of the Court Meeting at that meeting), and

(B)
in respect of the COLT EGM, if you complete and sign the yellow form of proxy in accordance with the instructions printed thereon and return it either by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB, United Kingdom, so as to be received at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof.

You may vote in person at the Court Meeting and/or the COLT EGM if you become the registered holder of the COLT Shares underlying your COLT ADSs by the Voting Record Time by arranging for the surrender of your COLT ADSs in accordance with the terms and conditions of the COLT ADS Deposit Agreement.

If you would like further information on surrendering your COLT ADSs, contact The Bank of New York on telephone number 1 (888) 269 2377 (or, if you are calling from outside the US, on telephone number +1 212 815 3700) between 8.00 a.m. and 5.00 p.m. (New York time) Monday to Friday (excluding public holidays). For legal reasons, the helpline cannot provide advice on the merits of the Scheme or the Open Offer or give any financial, investment or tax advice.

In deciding what action to take in connection with surrendering your COLT ADSs, you should also be aware that on 30 March 2006 COLT announced that it will take steps to reduce the number of US residents holding COLT Shares through the mandatory transfer provisions contained in COLT's Articles. Holders of COLT ADRs should refer to COLT's announcement in that regard dated 30 March 2006 for further information.

If you have any questions relating to this document, obtaining or the completion and return of the forms of proxy, please telephone Lloyds TSB Registrars on 0870 240 7986 (+44 1903 276 342 if you are calling from outside the United Kingdom). This helpline is available from 8.30 a.m. to 5.30 p.m. Monday to Friday (excluding public holidays) and is expected to remain open until 14 July 2006. Please note that calls may be monitored or recorded. For legal reasons, the helpline will only be able to provide you with advice on matters of procedure and cannot provide advice on the merits of the Scheme or the Open Offer or give any financial, investment or tax advice.

10.  Financial advice to the Board

The Board has received financial advice in relation to the Scheme from Deutsche Bank and Morgan Stanley. In providing financial advice to the Board, Deutsche Bank and Morgan Stanley have taken into account the COLT Directors' commercial assessment of the terms of the Scheme.

11.  Recommendation

The Board considers the Scheme and its terms to be in the best interests of COLT and COLT Shareholders as a whole. Accordingly, the Board unanimously recommends COLT Shareholders to vote in favour of the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the COLT EGM, as the COLT Directors intend to do in respect of their own beneficial holdings of COLT Shares, being in aggregate 1,800,831 COLT Shares, which represents approximately 0.12 per cent. of the existing issued COLT Shares. You are therefore strongly urged to complete and return your forms of proxy as soon as possible, whether or not you intend to attend the Court Meeting and the EGM in person.

12.  Further information

Your attention is drawn to:

•
the explanatory letter in Part 2 of this document;

•
the Subscription and Contribution Agreement in Part 3 of this document;

•
the additional information in Part 4 of this document;

•
the Scheme in Part 5 of this document;

•
the notices of meetings in Parts 6 and 7 of this document; and

•
the information in the enclosed Prospectus.

Yours faithfully

Barry Bateman
 Chairman
COLT Telecom Group plc

PART 2

EXPLANATION OF THE SCHEME AND ITS EFFECTS

(In compliance with section 426 of the Companies Act)

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB	Morgan Stanley & Co. International Limited 25 Cabot Square, Canary Wharf, London E14 4QW
Branch Registration in England No. BR000005	Registered in England No. 2068222

5 May 2006

To the holders of COLT Shares and COLT ADRs and, for information only, to holders of options or awards under the COLT Share Schemes

Dear Shareholder,

Recommended proposals relating to the introduction of a new holding company to be effected by means of a scheme of arrangement

1.     Introduction

The board of COLT announced on 23 February 2006 its intention to introduce a new holding company for the COLT Group. The new holding company, COLT S.A., is to be interposed by way of a scheme of arrangement between COLT and COLT Shareholders under section 425 of the Companies Act. We are writing to you on behalf of COLT to explain the Scheme and its effect.

Implementation of the Scheme in full will result in COLT Shareholders exchanging their shares in COLT for an interest in COLT S.A. as owner of the COLT Group.

The Scheme will require the approval of COLT Shareholders at the Court Meeting and the passing of a special resolution at a separate extraordinary general meeting of COLT Shareholders, as explained under paragraph 11 of this Part 2 below.

A description of the action recommended to be taken by COLT Shareholders in relation to the Court Meeting and the COLT EGM is set out in paragraph 15 of this Part 2 below. The full text of the Scheme is set out in Part 5 of this document. The full text of each of the resolutions to be proposed at the Court Meeting and the COLT EGM is set out in Parts 6 and 7 of this document.

The reasons for introducing COLT S.A. as the new holding company are set out in the letter from the Chairman of COLT in Part 1 of this document, which should be treated as incorporated in this Part 2.

The Board has unanimously recommended that COLT Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the COLT EGM referred to in paragraph 11.2 below. The recommendation of the Board is set out in paragraph 11 of Part 1 of this document.

It is expected that, if approved, the Scheme will become effective and that trading in the COLT S.A. Scheme Shares will commence on 3 July 2006.

2.     Summary of the Scheme

The principal steps involved in the Scheme are as follows:

2.1  Cancellation of share premium and COLT Shares

Under the Scheme, on the Effective Date (which is expected to be 30 June 2006):

(A)
the amount standing to the credit of COLT's share premium account, which as at 31 March 2006 (unaudited) stood at approximately £2.320 billion, will be reduced by £2.010 billion and the resulting reserve in the books of COLT will be applied to eliminate the accumulated deficit on COLT's profit and loss account as at the Business Day immediately before the Effective Date (as at 31 March 2006 the accumulated deficit on COLT's profit and loss account stood at approximately £1.988 billion (unaudited)) and any amount in excess of such accumulated deficit shall be credited to a special reserve; and

(B)
all the existing COLT Shares will be cancelled.

In consideration of the cancellation of the COLT Shares and the share premium, the COLT Shareholders will receive, in respect of any COLT Shares held as at the Scheme Record Time (which is expected to be 6.00 p.m. on 29 June 2006):

for every three COLT Shares cancelled                    one COLT S.A. Scheme Share

Entitlements of COLT Shareholders to COLT S.A. Scheme Shares pursuant to the Scheme will be rounded down to the nearest whole number. Fractions of COLT S.A. Scheme Shares will not be allotted to COLT Shareholders under the Scheme but will be aggregated and sold in the market after the Effective Date. The net proceeds of the sale will be paid in cash to the COLT Shareholders entitled thereto in accordance with their fractional entitlements.

The rights attaching to the COLT S.A. Scheme Shares will be substantially the same as those attaching to the existing COLT Shares. A summary of the rights attaching to the COLT S.A. Shares (including the COLT S.A. Scheme Shares) is set out at paragraph 1 of Part 4 of this document.

2.2  Establishing COLT S.A. as the new holding company of the COLT Group

Following the cancellation of the COLT Shares referred to above, the credit arising in the books of COLT as a result of the cancellation will be capitalised and applied in paying up in full new shares in COLT. The new shares in COLT will be issued to COLT S.A. which will, as a result, become the holding company of COLT and the COLT Group.

The Court may require that certain undertakings are given to ensure that the position of COLT's creditors is not prejudiced by the reductions of capital and share premium which form part of the Scheme. COLT intends to give any necessary undertaking as it is advised is appropriate for the protection of creditors.

2.3  Issue of the COLT S.A. Scheme Shares and Subscription and Contribution Agreement

The Board (or a duly authorised committee of the Board) will appoint a person to execute a subscription and contribution agreement in respect of the COLT S.A. Scheme Shares on behalf of the holders of the COLT Scheme Shares immediately after the Scheme becomes effective. The Subscription and Contribution Agreement, which will be in English, governed by English law and subject to the jurisdiction of the English courts, will be in the form set out in Part 3 of this document (subject to any modifications agreed between COLT and COLT S.A. prior to the Court Hearing) and, among other things, will provide that:

(A)
such person as is appointed for that purpose by the Board (or a duly authorised committee of the Board) will subscribe for the COLT S.A. Scheme Shares on behalf of the holders of COLT Scheme Shares; and

(B)
the holders of COLT Scheme Shares and COLT S.A. agree that the cancellation of the COLT Scheme Shares, on terms that the amount arising on the cancellation of such shares is applied in paying up the new shares in COLT to be issued to COLT S.A., will satisfy the consideration for the COLT S.A. Scheme Shares.

The full text of the Subscription and Contribution Agreement is set out in Part 3 of this document.

Further COLT Shares may have to be allotted before the Scheme comes into effect (for example, because of the exercise of rights granted by COLT under the COLT Share Schemes). In some cases, the precise timing of their allotment could leave them outside the scope of the Scheme. In order to ensure that this does not occur, it is proposed that the COLT Articles should be amended in such a way as to ensure that: (i) any COLT Shares which are issued after the date of the amendment of the COLT Articles but prior to the Scheme Record Time will be allotted and issued subject to the terms of the Scheme and that the holders of such shares will be bound by the Scheme accordingly; (ii) any COLT Shares which are allotted otherwise than to a member of the COLT S.A. Group after the Scheme Record Time will be acquired by COLT S.A. in exchange for the issue of COLT S.A. Scheme Shares to the allottees; and (iii) in the event that any COLT Shares are allotted to any person within (ii) above following any variation in the share capital of either COLT or COLT S.A. or such other event as the COLT Directors consider fair and reasonable after the Effective Date, the number of COLT S.A. Scheme Shares to be issued to that person will be adjusted in an appropriate manner, provided an independent accountant has confirmed such adjustment is fair and reasonable. In this way, the allottees in question will receive COLT S.A. Scheme Shares instead of COLT Shares.

3.     Conditions to and implementation of the Scheme

The implementation of the Scheme is conditional upon:

(A)
approval at the Court Meeting by a simple majority in number of those COLT Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per-cent. of the nominal value of the COLT Shares voted by those COLT Shareholders;

(B)
the passing of the special resolution set out in the notice of the COLT EGM to approve the cancellation of the COLT Shares, the creation of the COLT S.A. Scheme Shares, the allotment of the COLT S.A. Scheme Shares by the directors of COLT S.A. (pursuant to the Scheme) and certain amendments to the COLT Articles; and

(C)
sanction by the Court of the Scheme and confirmation by the Court of the reduction of COLT's ordinary share capital which occurs as a result of the cancellation of COLT Shares as part of the Scheme and of the cancellation of share premium as part of the Scheme.

Furthermore, the Scheme will not become effective until a copy of the Court Order sanctioning the Scheme and confirming the reductions of COLT's ordinary share capital and share premium which form part of the Scheme has been delivered to the registrar of companies for registration and the Court Order and relevant minute are registered by him.

The Court Hearing (at which it is proposed that the Court sanction the Scheme) is proposed to be held on or around 26 June 2006. Shareholders or creditors who wish to oppose the Scheme will be informed by advert in a newspaper with national distribution in the UK of their right to appear in person, or be represented by Counsel, at the Court Hearing.

In addition, the COLT Directors will not take the necessary steps to enable the Scheme to become effective unless, at the relevant time, the following conditions have been satisfied:

(D)
the UK Listing Authority agreeing to admit the COLT S.A. Scheme Shares to be issued in connection with the Scheme and the Open Offer Shares to the Official List and its agreement not being withdrawn prior to the Effective Date;

(E)
the London Stock Exchange agreeing to admit the COLT S.A. Scheme Shares to be issued in connection with the Scheme and the Open Offer Shares to trading on its market for listed securities and its agreement not being withdrawn prior to the Effective Date;

(F)
the Purchase Agreement not having been terminated; and

(G)
notice of early redemption of the 2007 Notes having been given to the holders of the 2007 Notes in accordance with the terms of the indenture relating to such Notes.

If the Scheme is sanctioned by the Court and conditions (D) to (G) above are satisfied, the Scheme is expected to become effective and dealings in COLT S.A. Scheme Shares to be issued pursuant to the Scheme are expected to commence on 3 July 2006.

If the Scheme has not become effective by 30 October 2006 (or such later date as COLT and COLT S.A. may agree and the Court may allow), it will lapse, in which event the Scheme will not proceed and the COLT Shareholders will remain holders of COLT Shares.

The Scheme contains a provision for COLT and COLT S.A. jointly to consent on behalf of all persons concerned to any modifications of or additions to the Scheme, or to any condition which the Court may think fit to approve or impose. COLT has been advised by its legal advisers that the Court would be unlikely to approve or impose any modification, addition or condition to, the Scheme which might be material to the interest of COLT Shareholders unless COLT Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not further meetings of COLT Shareholders should be held. If the Court does approve or impose a modification of, or addition or condition to, the Scheme which, in the opinion of the COLT Directors, is such as to require the consent of the COLT Shareholders, the COLT Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

The full text of the Scheme and of the resolutions to be proposed at the Court Meeting and the COLT EGM are set out in Parts 5, 6 and 7 of this document respectively.

4.     Effect of the Scheme

The effect of full implementation of the Scheme will be as follows:

(A)
instead of having its ordinary share capital owned by the COLT Shareholders, COLT will become a subsidiary of COLT S.A.;

(B)
instead of owning a given number of COLT Shares, each COLT Shareholder will come to own one COLT S.A. Scheme Share for every three COLT Shares held at the Scheme Record Time (save that fractions of COLT S.A. Scheme Shares will not be allotted but will be aggregated and sold in the market after the Effective Date and the net proceeds of such sale will be paid to the relevant COLT Shareholders in accordance with their fractional entitlements thereto); and

(C)
COLT S.A. will come to own all of the business of the COLT Group.

The proportions of COLT S.A. Shares which come to be held by COLT Shareholders who do not take up their full entitlement of, or are not entitled (for example because they do not hold COLT Shares at the Open Offer Record Date) to, Open Offer Shares under the Open Offer or any private placement of Open Offer Shares to US Holders or, in the case of certain of the Fidelity Parties, under the purchase arrangements under the Purchase Agreement, will be affected by the issue of the Open Offer Shares. The proportions of the COLT S.A. Scheme Shares which come to be held by COLT Shareholders under the Scheme will also be affected by the 24,800 COLT S.A. Shares held by its founding shareholders (which are two charitable trusts). However, the dilutive effect of the COLT S.A. Shares held by the founding shareholders of COLT S.A. will be only approximately 0.0049 per cent. (based on the number of COLT Shares in issue as at 2 May 2006, the latest practicable date prior to the publication of this document). In addition, the proportions of COLT S.A. Shares which come to be held by COLT Shareholders may be affected by the exercise of outstanding options to subscribe for COLT Shares pursuant to the COLT Share Schemes. In the latter case, however, even were the Scheme not to become effective, the proportions in which COLT Shareholders would have held COLT Shares would have been affected to the same extent by the exercise of equivalent rights over COLT Shares.

5.     Taxation

The taxation consequences of the Scheme will depend on the jurisdiction in which the relevant COLT Shareholder is resident for tax purposes. Summaries of the UK and Luxembourg tax consequences of the Scheme for COLT Shareholders resident for tax purposes in the UK and of the US tax consequences for COLT Shareholders resident for tax purposes in the US are set out in paragraph 3 of Part 4 of this document. COLT Shareholders who are in any doubt as to their tax position should consult their own professional adviser.

6.     The rights attaching to COLT S.A. Shares and corporate governance

A summary of the rights attaching to the COLT S.A. Shares is set out in paragraph 1 of Part 4 of this document. With the proposed implementation of the Takeover Directive expected to occur in Luxembourg in May 2006, the shareholders of COLT S.A. will have substantially similar takeover protection as shareholders of COLT currently do. A description of certain provisions of the Takeover Directive is set out in paragraph 2 of Part 4 of this document.

Following and subject to Admission of the COLT S.A. Shares, COLT S.A. will be required to comply with the Listing Rules (including the Model Code) and the Disclosure Rules. The current COLT S.A. Directors and the Proposed Directors have confirmed that they will consider themselves to be "persons discharging managerial responsibilities" within COLT S.A. within the meaning of section 96B(1) of FSMA for the purposes of the Model Code and the Disclosure Rules.

COLT S.A. has confirmed to COLT that, upon implementation of the Scheme, it will comply with the Combined Code to the same extent that COLT currently does, so far as it is practical for a Luxembourg company to do so.

In common with the articles of association of other Luxembourg public limited companies, the COLT S.A. Articles provide full power to the COLT S.A. Board to issue shares on a non-pre-emptive basis but the COLT S.A. Board has confirmed to COLT that, as a matter of policy, it will comply with the Pre-Emption Guidelines to the extent practical for a Luxembourg company. Under Luxembourg law the COLT S.A. Board must promptly issue a report explaining the reasons for the non-pre-emptive basis of any issue of shares on a non-pre-emptive basis.

7.     The COLT Directors and the effect of the Scheme on their interests

Barry Bateman, Antony Bates, Andreas Barth, Vincenzo Damiani, Gene Gabbard and H. Frans van den Hoven are the directors of COLT S.A.. It is expected that all of the remaining directors of COLT will be appointed directors of COLT S.A. on or around the Effective Date.

The effect of the Scheme on the interests of the COLT Directors (details of which are set out in paragraph 13 of this Part 2) does not differ from its effect on the like interests of other persons.

After the Effective Date, the directors (other than the executive directors) will receive their remuneration from COLT S.A. and the total emoluments receivable by each director will not be varied as a result of the Scheme. The executive directors of COLT will continue to receive their remuneration under their service contracts from COLT.

8.     COLT Share Schemes

The effect of the Scheme in relation to COLT Share Schemes is described in paragraph 4 of the letter from the Chairman of COLT in Part 1 of this document.

9.     Overseas Shareholders

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Scheme. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of COLT S.A. Scheme Shares following the Scheme becoming effective, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareholder, COLT S.A. is advised that the allotment and issue of COLT S.A. Scheme Shares would or might infringe the laws of any other jurisdiction outside the United Kingdom, or would or might require COLT S.A. to obtain any governmental or other consent or effect any registration, filing or other formality, COLT S.A. may determine that no COLT S.A. Scheme Shares shall be allotted and issued to such shareholder but instead those COLT S.A. Scheme Shares shall be allotted and issued to a nominee appointed by COLT S.A. as trustee for such shareholder, on terms that they shall be sold on behalf of such shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale being remitted to the Overseas Shareholder concerned at the risk of such shareholder. Alternatively, COLT S.A. may determine that the COLT S.A. Scheme Shares shall be issued to that shareholder and sold on behalf of that shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale being remitted to the Overseas Shareholder at the risk of such shareholder.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. Certain information in relation to certain Luxembourg and UK tax consequences of the Scheme for COLT Shareholders resident for tax purposes in the UK, and certain US tax consequences of the Scheme for COLT Shareholders resident for tax purposes in the US, is set out in paragraph 3 of Part 4 of this document. If you are in any doubt as to your tax position you should consult an appropriate professional adviser.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The COLT S.A. Scheme Shares have not been, nor will be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act, in reliance on the exemption provided by Section 3(a)(10) thereof. US Shareholders who are affiliates (within the meaning of that Act) of COLT or COLT S.A. before implementation of the Scheme or are affiliates of COLT S.A. after the implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of COLT S.A. Scheme Shares received in connection with the Scheme under Rule 145(d) of that Act.

10.  Listing, COLT S.A. DIs and settlement

10.1 Delisting of COLT Shares

The last day for dealings in COLT Shares is expected to be 29 June 2006, following which COLT Shares will be temporarily suspended from trading on the Official List and from the London Stock Exchange's market for listed securities. The last time for registration of transfers of COLT Shares is expected to be 6.00 p.m. on 29 June 2006. No transfers of COLT Shares will be registered after that time.

If all the conditions to the Scheme are satisfied, COLT intends to seek the delisting of the COLT Shares from the Official List. Prior to the Scheme becoming effective, a request will be made to the UK Listing Authority to cancel the listing of the COLT Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the COLT Shares on the London Stock Exchange's market for listed securities. It is expected that the COLT Shares will be delisted from 8.00 a.m. on 3 July 2006.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme or the Open Offer is extended in accordance with its terms. In the event of a delay, the Open Offer timetable will be extended and the application for the COLT Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme takes effect.

On the Effective Date, all certificates representing COLT Shares will cease to be valid and binding in respect of such holdings and can be destroyed.

10.2 Listing of COLT S.A. Scheme Shares

Applications have been made to the UK Listing Authority for admission of the COLT S.A. Scheme Shares to the Official List and to the London Stock Exchange for admission of the COLT S.A. Scheme Shares to trading on its market for listed securities. Subject to the Scheme becoming effective, it is expected that Admission of the COLT S.A. Scheme Shares will become effective and that dealings in the COLT S.A. Scheme Shares, fully paid, will commence by no later than 8.00 a.m. on 3 July 2006. The ISIN number of the COLT S.A. Scheme Shares will be LU0253815640 and the tradeable instrument display mnemonic (TIDM) will be COLT.

The COLT S.A. Scheme Shares will rank in full for dividends and other distributions declared, made or paid after admission of the COLT S.A. Scheme Shares to the Official List and to trading on the London Stock Exchange's market for listed securities.

10.3 Issue of DIs representing entitlements to COLT S.A. Shares

The COLT S.A. Scheme Shares will be issued in registered form and are capable of being held in uncertificated form. However, securities of non-UK incorporated companies, such as COLT S.A., cannot be held or settled in CREST.

COLT S.A. has therefore entered into depositary arrangements to enable investors to hold and settle COLT S.A. Shares in CREST in the form of dematerialised Depositary Interests or DIs. DIs represent entitlements to underlying non-UK shares. Accordingly, COLT S.A. DIs will represent entitlements to COLT S.A. Shares. Each COLT S.A. DI will represent an entitlement to one COLT S.A. Scheme Share.

Under the Depositary Interest arrangements, the COLT S.A. Scheme Shares to which holders of COLT Scheme Shares in uncertificated form at the Scheme Record Time are entitled under the Scheme will be deposited in an account of the Depositary (or its nominated custodian) as trustee for the persons entitled to such shares (or in the account of the Depositary's nominated custodian as trustee for the Despositary, who in turn, will hold its interest in such shares as trustee for the persons entitled to such shares). The Depositary will issue and deliver the COLT S.A. DIs representing those shares to the relevant holders of COLT Scheme Shares in uncertificated form. The COLT S.A. DIs will be independent securities constituted under English law which may be held and settled in CREST. Prospective holders of COLT S.A. DIs should note that they will have no rights in respect of the underlying COLT S.A. Shares or the COLT S.A. DIs representing them against CRESTCo or its subsidiaries.

Upon receipt of COLT S.A. DIs, COLT Shareholders will not be the registered holders of the COLT S.A. Shares to which they are entitled as a result of the implementation of the Scheme. The registered holder of such shares will be the Depositary (or its nominated Custodian who will hold them on behalf of the

Depositary). However, ownership of COLT S.A. DIs will represent the relevant COLT Shareholder's entitlement to the underlying COLT S.A. Shares.

The COLT S.A. DIs will be created and issued pursuant to the terms of the Deed Poll, which will govern the relationship between the Depositary and the holders of the COLT S.A. DIs. Each COLT S.A. DI will be treated as one COLT S.A. Share for the purposes of determining, for example, eligibility for any dividends. Pursuant to the Deed Poll, the Depositary will pass on to holders of COLT S.A. DIs any stock or cash benefits received by it as holder of COLT S.A. Shares on trust for such COLT S.A. DI holder. Holders of COLT S.A. DIs, through the Depositary, will also be entitled to receive notices of meetings of holders of COLT S.A. Shares and other notices issued by COLT S.A. to its shareholders. Further information on the Deed Poll is set out in paragraph 2 of Part X, and the full terms of the Deed Poll are set out in Part XVI, of the Prospectus enclosed with this document.

The holders of COLT S.A. DIs will have an entitlement, through the Depositary, to the COLT S.A. Shares to which they are entitled under the Scheme but will not be the registered holders thereof. Accordingly, the holders of COLT S.A. DIs will be able to enforce and exercise the rights relating to the COLT S.A. Shares described in paragraph 1 of Part 3 of this document only in accordance with the arrangements described below and not directly against COLT S.A..

Under the terms of the Deed Poll, the holders of the COLT S.A. DIs will be able to exercise rights relating to the COLT S.A. Shares represented thereby, and in particular:

•
will receive notices, in English, of all general shareholders meetings of COLT S.A.;

•
will be able to give directions as to voting at all general shareholders meetings of COLT S.A.;

•
will be sent copies of the annual report and accounts of COLT S.A. and all of the documents issued by COLT S.A. to COLT S.A. Shareholders (in each case, in English); and

•
will be treated in the same manner as registered COLT S.A. Shareholders in respect of all other rights attaching to COLT S.A. Shares,

in each case, so far as possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law.

In addition, under the COLT S.A. Articles, holders of COLT S.A. DIs are entitled to be present and to speak at a shareholder meeting of COLT S.A.. However, it should be noted that holders of COLT S.A. DIs are not entitled to vote or exercise other shareholder rights in person at shareholder meetings. Holders of COLT S.A. DIs will, however, be entitled to give directions for voting their underlying COLT S.A. Shares pursuant to the arrangements which COLT S.A. has put in place as referred to above.

Holders of the COLT S.A. DIs wishing to use the voting rights attached to the COLT S.A. Shares represented by their COLT S.A. DIs personally by attending a shareholders' meeting of COLT S.A., would first have to effect the cancellation of their COLT S.A. DIs for their underlying COLT S.A. Shares so that such shares are held in certificated form in time for the record date of the relevant shareholders' meeting. On so doing, they would, subject to and in accordance with the COLT S.A. Articles, be able to attend and vote in person at the relevant shareholders' meeting (as set out in paragraph 1 of Part 4 of this document). Details of how such cancellation can be effected will be obtainable from the Depositary, by writing to the Depositary at Computershare Investor Services PLC at PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, by emailing web.enquiries@computershare.co.uk, or by telephoning 0870 702 0000.

The terms of the Depositary Agreement under which the Company has appointed the Depositary to provide the COLT S.A. DI arrangements are summarised in paragraph 3 of Part X of the Prospectus enclosed with this document.

The COLT S.A. DIs will have the same security code (ISIN) as the underlying COLT S.A. Shares and will not require a separate listing on the Official List.

The COLT S.A. Shares themselves will not be admitted to CREST but dematerialised COLT S.A. DIs issued by the Depositary in respect of the underlying COLT S.A. Shares will be able to be held and transferred through the CREST system. Application will be made by the Depositary for the COLT S.A. DIs in respect of the underlying COLT S.A. Scheme Shares to be admitted to CREST with effect from Admission of the COLT S.A. Scheme Shares.

COLT S.A. DIs will be capable of being credited to the same member account as all other CREST investments of any particular investor. This means that, from a practical point of view, COLT S.A. Shares held through COLT S.A. DIs will be held and transferred in the same way as other companies' shares participating in CREST.

Following issue of the COLT S.A. DIs, holders of the COLT S.A. DIs will, at their option, be able to effect the cancellation of their COLT S.A. DIs in CREST in order to hold their underlying COLT S.A. Shares directly in certificated form (upon sending an instruction to CREST to that effect).

Following Admission of the COLT S.A. Shares, holders of COLT S.A. Shares in certificated form who wish to hold COLT S.A. DIs through the CREST system may be able to do so and should contact the Depositary at Computershare Investor Services PLC at PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, by emailing web.enquiries@computershare.co.uk, or by telephoning 0870 702 0000.

Normal CREST procedures (including timings) apply in relation to any COLT Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to the Scheme Record Time (whether such conversion arises as a result of a transfer of COLT Shares or otherwise). Holders of COLT Shares who are proposing to convert any such COLT Shares are recommended to ensure that such conversions have completed prior to the Scheme Record Time.

Notwithstanding any other provision of this document, COLT S.A. reserves the right to allot and/or issue any COLT S.A. Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Depositary or COLT S.A.'s registrars in connection with CREST.

10.4 Settlement

Subject to the Scheme being implemented, the COLT S.A. Scheme Shares to which COLT Shareholders are entitled under the terms of the Scheme (except as provided in paragraph 9 of this Part 2 in relation to certain Overseas Shareholders) will be issued in certificated form and:

(A)
to the extent the entitlement arises as a result of a holding of COLT Scheme Shares in certificated form at the Scheme Record Time, in the name of the relevant COLT Shareholder with the relevant share certificate expected to be despatched by post, at the applicant's risk, by no later than 14 July 2006; and

(B)
to the extent the entitlement arises as a result of a holding of COLT Scheme Shares in uncertificated form at the Scheme Record Time, in the name the Depositary as trustee for the persons respectively entitled to such COLT S.A. Scheme Shares (or in the name of the Depositary's nominated custodian who will hold such shares as trustee for the Depositary who, in turn, will hold its interest as trustee for the persons respectively entitled to such COLT S.A. Scheme Shares), and the Depositary will issue COLT S.A. DIs, representing those COLT S.A. Scheme Shares, to the relevant COLT Shareholder with delivery (to the stock account in CREST in which each such COLT Shareholder held such COLT Scheme Shares) of those COLT S.A. DIs expected to take place on 3 July 2006.

No temporary documents of title will be issued.

On the Effective Date, following the Scheme becoming effective, all certificates representing COLT Shares will cease to be binding and valid in respect of such holdings and COLT Shares held in uncertified form will be disabled in CREST.

Following distribution of the COLT S.A. DIs, holders of the COLT S.A. DIs will be entitled to arrange for the transfer, at their own expense, of their COLT S.A. DIs to other CREST holders, or to cause the COLT S.A. Shares underlying the COLT S.A. DIs to be cancelled or to arrange for the cancellation of the COLT S.A. DIs and the issue of a certificate representing their entitlement to the COLT S.A. Shares underlying the COLT S.A. DIs.

All documents and remittances sent by or to holders of COLT Shareholders (or following the implementation of the Scheme, COLT S.A. Scheme Shares or COLT S.A. DIs representing entitlements to COLT S.A. Scheme Shares) will be sent at their own risk and will be sent by post to the holder's address as set out on the relevant shareholder register or register of holders of COLT Shares at the Scheme Record Time and, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holdings concerned and none of COLT S.A., COLT, their respective registrars or the Depositary shall be responsible for any loss or delay in the transmission of any documents or remittances sent in accordance with this paragraph which shall be sent at the risk of the persons entitled thereto.

COLT Shareholders who are CREST Sponsored Members should refer to their CREST Sponsor regarding the action to be taken in connection with this document and the Scheme.

11.  Meetings and consents for implementation of the Scheme

The Scheme will require the approval of the COLT Shareholders at the Court Meeting, convened pursuant to an order of the Court, and the passing by COLT Shareholders of the special resolution specified in the notice of the COLT EGM. Both of the meetings have been convened for 30 May 2006 at Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB. Notices of the Court Meeting and the COLT EGM are contained in Parts 6 and 7, respectively, of this document.

The Scheme also requires a separate sanction from the Court.

COLT S.A. has agreed to appear by counsel on the hearing of the petition to sanction the Scheme and to undertake to be bound by the Scheme.

The COLT ADS Deposit Agreement will terminate with effect from the close of business of the ADS Depositary on 10 May 2006. The ADS Depositary has indicated to COLT that, in accordance with the COLT ADS Deposit Agreement, it will not provide voting facilities in respect of the Court Meeting or the COLT EGM to holders of COLT ADSs. Holders of COLT ADSs wishing to vote at the Court Meeting and the COLT EGM may do so by following the procedure described in paragraph 9 of Part 1 of this document.

11.1 Court Meeting

The Court Meeting has been convened for 11.00 a.m. on 30 May 2006, pursuant to an order of the Court. At the Court Meeting, or at any adjournment thereof, the COLT Shareholders will consider and, if thought fit, approve the Scheme.

Voting will be by poll at the Court Meeting and each COLT Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each COLT Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number of the COLT Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. of the nominal value of the COLT Shares voted by such COLT Shareholders.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the COLT Shareholders, it is important that as many votes as possible are cast at the Court Meeting. COLT Shareholders are therefore urged to take the action referred to in paragraph 15 below.

It is also particularly important for you to be aware that if the Scheme becomes effective, it will be binding on all COLT Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

11.2 The COLT EGM

The COLT EGM has been convened for 11.10 a.m. on 30 May 2006 (or as soon thereafter as the Court Meeting has finished or is adjourned). At the COLT EGM, or at any adjournment thereof, COLT Shareholders will consider and, if thought fit, pass the special resolution set out in the notice of the COLT EGM contained in Part 7 of this document.

The special resolution set out in the notice of the COLT EGM is proposed in order to approve:

(A)
the cancellation of the COLT Scheme Shares (including the related reduction of share premium and capital);

(B)
the allotment of new COLT Shares by the COLT Directors (pursuant to the Scheme); and

(C)
the alterations to the COLT Articles to ensure that the holders of any COLT Shares allotted after the COLT EGM and before the Scheme Record Time are bound by the Scheme and that any COLT Shares allotted after the Scheme Record Time (other than to a member of the COLT S.A. Group) are transferred to COLT S.A. in consideration for the issue of COLT S.A. Scheme Shares. These alterations to the COLT Articles will take effect whether or not the Scheme becomes effective.

As described in (B) above, the special resolution set out in the Notice of the COLT EGM in Part 7 of this document includes an authority to allot new COLT Shares. This authority is in respect of up to a maximum aggregate nominal value of £51,875,000, being 100 per cent. of the authorised share capital of COLT (and representing approximately 136 per cent. of the total issued share capital of COLT as at 2 May 2006, the latest practicable day prior to the publication of this document). This authority will expire on the fifth anniversary of the date of the special resolution. The Directors intend to exercise this authority to allot the new COLT Shares to be issued to COLT S.A. pursuant to the Scheme.

As at 2 May 2006 (the latest practicable day prior to the publication of this document), COLT did not hold any treasury shares.

12.  Prospectus

The Prospectus relating to COLT S.A., which is required to be published to effect the admission of the COLT S.A. Scheme Shares to the Official List and to trading on the London Stock Exchange's market for listed securities, accompanies this document. The Prospectus contains information including financial information in relation to COLT S.A., the COLT Group, a business overview of the COLT Group, an operating and financial review in relation to the COLT Group and a section of additional information, including details of the remuneration and interest of the COLT Directors, material contracts and capital resources of the COLT Group and details of litigation concerning the COLT Group.

13.  Directors' interests in COLT Shares

As at 2 May 2006 (the latest practicable date prior to the publication of this document), the interests of the COLT Directors, their families and persons connected with such directors within the meaning of section 346 of the Companies Act, in the share capital of COLT, in the case of the directors and their families, as required to be notified to COLT pursuant to sections 324 and 328 of the Companies Act or required by section 325 of the Companies Act to be entered in the register referred to therein and, in the case of persons connected with the COLT Directors, as would be required to be so notified or entered in such register if such connected person were a COLT Director and the interest of that connected person is known to or could with reasonable diligence be ascertained by that COLT Director are as follows:

Director	Number of COLT Shares
Barry R.J. Bateman	—
Jean-Yves Charlier	740,000
Antony Bates	260,000
Andreas Barth	65,482
Vincenzo Damiani	139,212
Hans Eggerstedt	57,374
Gene Gabbard	46,742
Robert Hawley	115,145
Timothy T. Hilton	46,080
John Remondi	200,000
H. Frans van den Hoven	130,796
Richard Walsh	—

Share options and share awards

In addition to their having an interest in 1,800,831 COLT Shares as detailed above, certain of the COLT Directors also have the following interests in COLT Shares under the terms of the COLT Share Schemes as at 2 May 2006 (the latest practicable date prior to the publication of this document):

COLT Option Plan(1)

Director	Number of COLT Shares	Exercise Price (pounds)	Earliest Exercise Date(2)	Latest Exercise Date
Antony Bates	500,000	0.7667	4 May 2007 to 4 May 2009	4 May 2014
Jean-Yves Charlier	800,000	0.3800	31 August 2007 to 31 August 2009	31 August 2014
Vincenzo Damiani	40,000	0.4800	29 July 2003 to 29 July 2007	29 July 2012
Robert Hawley	68,060	7.4940	25 November 1999 to 25 November 2003	25 November 2008
H. Frans van den Hoven	16,000	8.5000	17 December 1996 to 17 December 2000	17 December 2006
	16,000	29.0000	17 December 1996 to 17 December 2000	17 December 2006
	16,000	14.8600	17 December 1996 to 17 December 2000	17 December 2006

(1)
The options referred to above were granted for no monetary consideration.

(2)
In the case of options granted under the COLT Option Plan before July 2003, usually 20 per cent. of the shares under option become exercisable on each of the five anniversaries following the grant date. In the case of options granted since 2003, usually 50 per cent. of the shares under option become exercisable on the third anniversary of the grant date and 25 per cent. of the shares under option become exercisable on each of the fourth and fifth anniversaries of the grant date. In certain circumstances, including the death of the option holder, options may become exercisable earlier.

Usually an option over shares is exercisable, or vests, only if a performance condition is met. For all grants of options made during 2005, a performance condition was applied based upon the achievement of a performance metric based on profit before tax.

COLT Special Stock Grant

Director(1)	Number of COLT Shares	Exercise Price (pounds)	Usual date of vesting
Antony Bates	4,000,000	0.495	24 March 2010
Jean Yves Charlier	6,000,000	0.495	24 March 2010

(1)
To qualify for an award under the COLT Special Stock Grant both directors were required to purchase the following number of COLT Shares at market value:

Antony Bates: 160,000 shares.

Jean-Yves Charlier: 240,000 shares.

COLT Deferred Bonus Plan

Director	Number of COLT Shares available to be awarded	Usual date of vesting
Antony Bates	50,000	26 October 2007
Jean Yves Charlier	250,000	31 August 2007

14.  Further information

The terms of the Scheme are set out in full in Part 5 of this document. Your attention is also drawn to the letter from your Chairman in Part 1, to the Subscription and Contribution Agreement set out in Part 3 and to the additional information set out in Part 4 of this document which form part of this explanatory statement.

Copies of:

(A)
this document;

(B)
the Prospectus;

(C)
the COLT Articles;

(D)
the COLT S.A. Articles;

(E)
the proposed amended COLT Articles;

(F)
the rules of the COLT Share Schemes; and

(G)
the written consents referred to in paragraph 6 of Part 4,

can be inspected at the registered office of COLT at Beaufort House, 15 St Botolph Street, London EC3A 7QN during usual business hours on any weekday (excluding Saturdays, Sundays and public holidays) from the date of this document to the close of business on the date of the Court Meeting and the COLT EGM. Copies of these documents will also be available for inspection for at least 15 minutes prior to and during the Court Meeting and the COLT EGM.

In the case of joint holders of COLT Shares, one copy of this document is being delivered to the first registered joint holder.

15.  Action to be taken

Forms of proxy are enclosed as follows:

(A)
for the Court Meeting, a blue form of proxy; and

(B)
for the COLT EGM, a yellow form of proxy.

Whether or not you propose to attend the meetings in person you are requested, if you hold COLT Shares, to complete and return the blue and yellow forms of proxy.

Completed forms of proxy should be returned to the Lloyds TSB Registrars at their address at The Causeway, Worthing, West Sussex BN99 6AB, United Kingdom as soon as possible and in any event so as to be received by the Registrars not later than 48 hours before the time appointed for the relevant meeting. The return of the forms of proxy will not prevent you from attending either of the meetings and voting in person if you wish. In each case, the forms and cards should be completed in accordance with the instructions printed on them.

The blue of proxy in respect of the Court Meeting may also be handed to the Registrars or the Chairman at the Court Meeting before the start of the meeting. However, in the case of the COLT EGM, the yellow form of proxy will be invalid unless it is lodged so as to be received at least 48 hours before the time appointed for the relevant meeting.

Yours faithfully,

for and on behalf of Deutsche Bank AG, London Branch
Toby Clark
Director

for and on behalf of Morgan Stanley & Co. International Limited
Tim Pratelli
Managing Director

PART 3—SUBSCRIPTION AND CONTRIBUTION AGREEMENT

SUBSCRIPTION AND CONTRIBUTION AGREEMENT
between
COLT TELECOM GROUP S.A.
—and—
The COLT SHAREHOLDERS (as defined herein)

Luxembourg, [Effective Date] 2006

In [Luxembourg], on [insert Effective Date], 2006

THE PARTIES

1.
On the one side COLT Telecom Group S.A. incorporated under the laws of Luxembourg with registered office in Kansallis House, Place de l'Etoile, L-1479, Luxembourg ("COLT S.A.").

2.
On the other side, the COLT Shareholders (as defined in Clause 1 below).

  The COLT Shareholders are duly represented by [                          ], appointed pursuant to and upon the Scheme (as defined in Clause 1 below) becoming effective in accordance with Paragraph 1 of the Scheme (the "Representative").

WHEREAS

1.
COLT S.A. and COLT (as defined in Clause 1 below) have reached an agreement on the redomicile through acquisition by COLT S.A. of COLT, which is to be implemented by way of the Scheme (as defined in Clause 1 below).

2.
In an extraordinary general shareholders' meeting held on [                          ] COLT S.A. has approved the issuance of the COLT S.A. Scheme Shares (as defined in Clause 1 below). The issuance of the COLT S.A. Scheme Shares has received all applicable regulatory approvals and clearances.

3.
The COLT S.A. Scheme Shares which:

(a)
COLT Shareholders who held their COLT Scheme Shares in certificated form at the Scheme Record Time are to be issued and allocated under the Scheme will be issued and allocated to them;

(b)
COLT Shareholders who held their COLT Scheme Shares in uncertificated form at the Scheme Record Time will be issued and allocated to the Depositary (or its nominated custodian) on behalf of such COLT Shareholders.

4.
In accordance with Clause 1 of the Scheme, the Representative has been appointed to execute this Subscription and Contribution Agreement (governed by English law) for the COLT S.A. Scheme Shares (as defined in Clause 1 below) on behalf of the COLT Shareholders.

5.
The Scheme will be fully implemented on the date hereof.

Now, therefore, COLT S.A. and the COLT Shareholders enter into this Subscription and Contribution Agreement, which shall be governed by the following:

CLAUSES
1.     Definitions

"Business Day"	means a day (excluding Saturdays, Sundays and United Kingdom public holidays) on which banks are generally open for business in London and on which the London Stock Exchange is open for transaction of business;
"certificated form" or "in certificated form"	means a share or other security which is not in uncertificated form (that is, not in CREST);
"COLT"	means COLT Telecom Group plc, incorporated in England and Wales with registered number 3232904 and having its registered office at Beaufort House, 15 St. Botolph Street, London EC3A 7QN;
"COLT Articles"	means the articles of association of COLT in force from time to time;
"COLT EGM"	means the extraordinary general meeting of the holders of COLT Shares convened in connection with the Scheme or any adjournment thereof;
"COLT Scheme Shares"	means:
(i) the COLT Shares in issue at the date of the Scheme;
(ii) any COLT Shares issued after the date of the Scheme and prior to the Voting Record Time; and
(iii)
Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme;
"COLT Shareholder"
means a holder of COLT Scheme Shares at the Scheme Record Time and any nominee appointed on behalf of any of them in respect of fractional entitlements or entitlements of overseas shareholders as contemplated by the Scheme;
"COLT Shares"	means the ordinary shares of 2.5 pence each in the capital of COLT;
"Companies Act"	means the Companies Act 1985 of England and Wales, as amended;
"Court"	means the High Court of Justice in England and Wales;
"Court Meeting"	means the meeting of the holders of COLT Shares as convened by order of the Court under section 425 of the Companies Act or any adjournment thereof;
"Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming under section 137 of the Companies Act the reduction of capital provided for by the Scheme;
"COLT S.A. DIs"	means the DIs in respect of the COLT S.A. Scheme Shares to be issued by the Depositary;

"COLT S.A. Scheme Shares"	means ordinary shares of 1.25 euro each in the capital of COLT S.A. to be issued (credited as fully paid) and delivered pursuant to the terms of the Scheme;
"CREST"	means the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the Regulations);
"Deed Poll"	means a deed poll executed by the Depositary in favour of the holders of COLT S.A. DIs from time to time;
"Depositary"	means Computershare Investor Services PLC;
"Depositary Interests" or "DIs"	means dematerialised depositary interests;
"Effective Date"
means the date on which an office copy of the Court Order has been delivered by or on behalf of COLT to the Registrar of Companies in England and Wales for registration and is registered by him, which is the date hereof;
"New COLT Shares"	means the new ordinary shares of 2.5 pence each in the capital of COLT to be created in accordance with the Scheme;
"Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Schedule of Entitlements"	means the schedule of entitlements delivered to COLT S.A. by or on behalf of COLT;
"Scheme"	means the scheme of arrangement under section 425 of the Companies Act between COLT and COLT Shareholders subject to any modification addition or condition approved or imposed by the Court;
"Scheme Record Time"	means 6.00 p.m. on the Business Day immediately prior to the Effective Date;
"Subscription and Contribution Agreement"	means this agreement;
"uncertificated form" or "in uncertificated form"
means a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST; and
"Voting Record Time"	means 6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be).

2.     Subscription

The Representative hereby subscribes, on behalf of the COLT Shareholders, for the COLT S.A. Scheme Shares as set out in the Schedule of Entitlements and directs, on behalf of those COLT Shareholders who held their shares in uncertificated form at the Scheme Record Time, that the COLT S.A. Shares to which they are entitled under the Scheme be registered in the name of the Depositary (or its nominated custodian) as set out in the Schedule of Entitlements.

3.     Contribution

The COLT Shareholders and COLT S.A. agree that the cancellation of the COLT Scheme Shares on terms that the reserves arising on cancellation of such shares is applied in paying up the New COLT Shares and the contribution of the same to COLT S.A. under the Scheme satisfies the consideration for the COLT S.A. Scheme Shares.

4.     COLT S.A. share capital increase

COLT S.A. will issue and allocate the COLT S.A. Scheme Shares to COLT Shareholders against receipt of the New COLT Shares in accordance with the Schedule of Entitlements on the date hereof immediately after signing of this Subscription and Contribution Agreement save that fractions of COLT S.A. Scheme Shares will not be allotted to COLT Shareholders under the Scheme but will be aggregated and allotted to a nominee appointed by COLT S.A. and sold in the market after the Effective Date and the net proceeds of such sale will be paid to the relevant COLT Shareholders in accordance with their fractional entitlements thereto.

5.     Governing Law

This Subscription and Contribution Agreement shall be governed by English law.

6.     Jurisdiction

The English Courts shall have exclusive jurisdiction in relation to any dispute arising in respect of this Subscription and Contribution Agreement.

As an expression of their consent, the parties initialise every page and sign at the bottom of the two (2) copies of this Agreement at the place and on the date indicated above.

[ ]
for and on behalf of
COLT S.A.
[ ]
for and on behalf of
The COLT Shareholders

PART 4

ADDITIONAL INFORMATION

1.     Summary of the rights attaching to the COLT S.A. Shares

The following overview presents a summary of certain information regarding the share capital of COLT S.A., as well as of certain provisions of the COLT S.A. Articles and of Luxembourg law. This summary is not exhaustive, and the information contained herein relates exclusively to Luxembourg law in effect as of the time of publication of this document.

Furthermore, COLT Shareholders should note paragraph 10 of Part 2 of this document, which explains that the COLT S.A. Shares to be issued to COLT Shareholders who hold their COLT Shares in CREST at the Scheme Record Time in connection with the Scheme will be delivered to such shareholders in the form of COLT S.A. DIs. Holders of COLT S.A. DIs will not be the registered holders of the COLT S.A. Shares underlying their COLT S.A. DIs. Accordingly, the holders of COLT S.A. DIs will be able to enforce and exercise the rights relating to the COLT S.A. Shares described in this paragraph 1 of Part 4 only in accordance with the arrangements described in paragraph 10.3 of Part 2 of this document and not directly against COLT S.A.

Paragraph 10.3 of Part 2 of this document describes the steps such a recipient can take in order to become a registered shareholder of COLT S.A., should he or she so choose.

1.1  General

COLT S.A. is incorporated in Luxembourg. The rights of holders of COLT S.A. Shares are determined by the Companies Law and the securities laws and other legislation of Luxembourg and the COLT S.A. Articles.

1.2  Meetings of shareholders

(A)   Venue

COLT S.A. is required each year, under Article 70 of the Companies Law, to hold at least one general meeting of the company (i.e. the annual general meeting approving the accounts) in Luxembourg. It is COLT S.A.'s intention to establish a video link for such meeting to a location in London. Ordinary general meetings of COLT S.A., other than the annual general meeting, can be held outside of Luxembourg.

(B)   Quorum and voting majority requirements

(i)    Ordinary general meetings

There is no quorum requirement for ordinary general meetings, of which the annual general meeting is one, of COLT S.A. Resolutions at ordinary general meetings of COLT S.A. are required to be passed by members holding a majority of the shares present or represented at the meeting.

Typically at the annual general meeting of a Luxembourg company, the resolutions proposed will be for the approval of the accounts, and the appointment and removal of directors and auditors.

In addition to the annual general meeting, Luxembourg companies hold ordinary general meetings when required throughout the year for the passing of resolutions which do not require amendment of the COLT S.A. Articles.

(ii)   Extraordinary general meetings

Extraordinary general meetings must be held when a resolution is proposed that requires the amendment of the articles of association.

The quorum requirement for extraordinary general meetings of COLT S.A., is that members holding at least 50 per cent. of the issued capital are present or represented at the meeting. If an extraordinary general meeting is adjourned due to a lack of quorum, there is no quorum requirement for the reconvened extraordinary general meeting.

Resolutions proposed at extraordinary general meetings of COLT S.A. will only be passed if approved by shareholders holding at least two-thirds of the votes of the shares present or represented at the meeting.

(iii)   Notice of general meetings

Under the COLT S.A. Articles, notices for meetings of shareholders are required to be posted not later than fourteen clear days before an ordinary general meeting and not later than twenty-one clear days before an extraordinary general meeting.

(C)  Voting

Shareholders are entitled to one vote for each ordinary share held at all shareholder meetings. All votes at shareholder meetings will be administered on a poll.

(D)  Variation of class rights

The COLT S.A. Articles contain the power for the COLT S.A. Board to issue shares with different rights attached, and also the power for the rights of any class of shares to be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or a resolution passed by the holders of not less than three-fourths in nominal value passed at a separate extraordinary general meeting of that class of shareholders. The quorum requirement for such a meeting is 50 per cent. of the issued shares of that class. The requirements under the COLT S.A. Articles as to quorum and majority are in addition to any applicable requirements under Luxembourg law.

(E)   Right of holders of COLT S.A. DIs to attend shareholder meetings

Under the COLT S.A. Articles, holders of COLT S.A. DIs have the right to be present and to speak at shareholder meetings of COLT S.A. They will not be entitled to vote or exercise other shareholder rights in person at such meetings.

(F)   Appointment of proxies

Holders of COLT S.A. Shares are entitled to appoint proxies to attend meetings on their behalf. The appointment of a proxy must be in writing and received at the registered office of COLT S.A., or such other place as is specified in the notice of meeting, (or, if relevant, at an address specified for electronic communications) at least 48 hours before the meeting to which it relates. An appointment of a proxy can be valid for up to 12 months from its receipt, and is valid for use at an adjourned meeting or poll after a meeting after 12 months, if it was valid for the original meeting.

1.3  Record dates

Under the COLT S.A. Articles, COLT S.A. is entitled to close the shareholder register(s) for a period of not more than 60 days before any shareholder meeting, or the date for payment of a dividend, or the date for allotment of rights, or the date when any change or conversion or exchange of shares will go into effect, or in connection with obtaining the consent of the shareholders for any purpose in order to establish the shareholders entitled in respect thereof. COLT S.A. may fix a date in lieu of closing the register.

1.4  Shareholder proposals

The COLT S.A. Board is obliged to call a general meeting upon written requisition by shareholders representing at least one-fifth of the issued and outstanding shares entitled to vote at such meeting. Such meeting must be held within thirty days after receipt of such request.

1.5  The right to remove directors and auditors

Shareholders may remove any one or more of the COLT S.A. Directors or the auditors of COLT S.A., with or without cause, by the approval of the holders of more than 50 per cent. of the shares present or represented at the meeting at which the resolution relating to such removal is properly put before shareholders.

1.6  Undistributable reserve account

Article 72 of the Companies Law requires companies to create an undistributable reserve account equal to at least one-tenth of the company's share capital. This reserve remains in the company's accounts for the protection of its creditors and is distributable to the creditors only on a winding-up of the company. On a solvent liquidation, this reserve can be distributed to shareholders.

Under the COLT S.A. Articles, at least five per cent. of the net profit of COLT S.A. per annum is to be allocated to this reserve until such time as the reserve is equal to at least one-tenth of the capital of COLT S.A.

1.7  Dividends

Dividends can only be paid out of distributable reserves in accordance with the Companies Law and the COLT S.A. Articles (see, for example, the description of the undistributable reserve account set out in paragraph 1.6 of this Part 4, above).

COLT S.A. may by resolution at the annual general meeting of the shareholders declare dividends. No such dividend shall exceed the amount remaining once five per cent. of the net profits per annum as shown in the profit and loss statement has been deducted. Interim dividends may be declared and paid by the COLT S.A. Board subject to complying with conditions laid down by law.

Any dividend unclaimed for a period of twelve years from the date it was declared shall be forfeited and shall revert to COLT S.A. Payments representing dividends do not bear interest as against COLT S.A. and may be paid in any currency. Sanctions imposed, in accordance with the COLT S.A. Articles, upon certain shareholders may include the withholding of payment of all or any part of any dividends in specified circumstances.

The shareholders of COLT S.A. in general meeting may, on the recommendation of the COLT S.A. Board, direct that a dividend (in whole or in part) may be satisfied by the distribution of shares. The entitlement to shares shall be as nearly as possible equal to the cash amount of the dividend that each shareholder elects to forego. Shareholders in certain territories may be excluded from the offer to elect to receive shares instead of cash if the COLT S.A. Board believes that such exclusion is necessary or advisable due to legal or practical problems in any territory, or if the COLT S.A. Board believes that the distribution should not be made to them for any other reason.

1.8  Rights of purchase and redemption

Subject to any rights conferred on the holders of any other shares, any share may be redeemed on such terms as the COLT S.A. Board may decide.

In addition, under Luxembourg law, the acquisition by a company of its own shares is subject to the following conditions:

(A)
prior shareholder approval of the acquisition, including the terms and conditions thereof, the maximum number of shares that may be acquired, the duration of the authority (which may not exceed 18 months) and the maximum and minimum purchase price. Such authorisation can take the form of a general authority to buy shares in the market or of a specific authority in connection with a particular transaction;

(B)
the nominal value of the shares acquired by the company and held by it (i.e. as treasury shares) as well as the shares acquired by a person acting on behalf of the company, may not exceed 10 per cent. of the issued share capital of the company unless the shares are cancelled by a capital reduction in accordance with Luxembourg law;

(C)
the acquisition must not have the effect of reducing the net assets of the company to below the aggregate of the value of its issued share capital and its capital and the reserves which may not be distributed under law or its articles;

(D)
only fully paid-up shares may be repurchased and on repurchase must be held in treasury or cancelled; and

(E)
the resale from treasury or cancellation of any of its shares purchased by the company must occur within 12 months from the date of acquisition. Shares held in treasury for more than 12 months must be cancelled.

Subject to any rights conferred on the holders of any class of shares, the COLT S.A. Articles permit COLT S.A. to purchase, or enter into a contract to purchase, its shares, including any redeemable shares.

There is no requirement for shares to be purchased rateably as between holders of the shares of the same class or, as between shares of different classes, in accordance with the rights to dividends or capital conferred on such classes of shares.

1.9  Compulsory sale and purchase rights

COLT S.A. may sell certificated shares in COLT S.A. on behalf of the holder of, or person entitled by transmission to, the shares if, during the 12 years preceding the placing of an advertisement in a national newspaper in Luxembourg and the area of the last known address of the holder or person entitled by transmission, the holder or person entitled by transmission cannot be located.

The holder or person entitled by transmission cannot be located if: (a) at least three cash dividends have become payable in respect of the shares and each has not been claimed; and (b) (so far as the COLT S.A. Directors are aware) COLT S.A. has not received any communication from the holder of, or person entitled by transmission to, the shares. COLT S.A. must also give notice to the relevant stock exchange of its intention to make the sale.

1.10   Pre-emptive issues

Under the COLT S.A. Articles, COLT S.A. must not issue new ordinary shares for cash to any person unless it has first offered such shares to existing holders of ordinary shares in proportion (as nearly as practicable) to their then existing holdings of ordinary shares. However, the COLT S.A. Directors may, in their own discretion, exclude such pre-emption rights, in particular:

(A)
to issue ordinary shares for cash either in a private transaction or public offering in order to enlarge or diversify the shareholder base through the entry of new investors;

(B)
in connection with a rights issue, open offer or other offer where the COLT S.A. Directors exclude pre-emption rights in order to deal with fractional entitlements, legal, regulatory or practical problems in any overseas territory, or because of shares being represented by COLT S.A. DIs or to deal with the requirements of any regulatory body or stock exchange or for any other reason; and

(C)
to issue ordinary shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the COLT S.A. Directors determine it to be in the best interests of COLT S.A..

1.11   Amendment of the COLT S.A. Articles

The COLT S.A. Articles may be amended by a resolution of the shareholders, subject to the quorum and voting requirements outlined in paragraph 1.2(B) of this Part 4 above for an extraordinary general meeting.

1.12   Register of shareholders and transfers

Shares of COLT S.A. may be held in either certificated or uncertificated form (although being securities of a non-UK company they are not capable of being held in uncertificated form in CREST). All shares are registered, and all transfers of shares are recorded, in the register of shareholders. The register will be situated at the registered office in Luxembourg and an up to date copy of the register will also be kept as a branch register in Jersey. In the event that a shareholder does not provide details of his address for entry in COLT S.A.'s register of shareholders, COLT S.A. will enter a notice to this effect in the register, and that shareholder's address will then be deemed to be at the registered office of COLT S.A. (or any other address as COLT S.A. shall decide) until such time as the shareholder notifies COLT S.A. of a different address.

The COLT S.A. Board may decline to register the transfer of any share which is not a fully paid share.

Except as required by Luxembourg law, no person will be recognised by COLT S.A. as holding any share on trust.

No shareholder has the right to inspect any accounting record or book or document of COLT S.A. (including the register of shareholders) except as authorised by law, the COLT S.A. Board or by resolution of the shareholders in ordinary general meeting.

1.13   Transmission of shares

Under the COLT S.A. Articles, in the event of the death of a shareholder, the survivor or survivors, in the case of joint holders, or the deceased shareholder's personal representatives, in the case of a sole holder, shall be the only persons recognised by COLT S.A. as having title to the shares registered in the name of the deceased shareholder.

Any person entitled to a share in consequence of the death or bankruptcy of a shareholder (or any other event giving rise to transmission by operation of law) must prove to the satisfaction of the COLT S.A. Board that they are entitled to that share, and the COLT S.A. Board will then cause that fact to be noted in the register.

A person entitled by transmission to shares in COLT S.A. may elect to become the registered holder, or nominate someone else to be registered as the holder, of such shares.

1.14   Rights in the event of a dissolution or liquidation

Under Articles 141 to 151 of the Companies Law, the liquidation of a public company in Luxembourg is performed in three steps, each step requiring the holding of an extraordinary general meeting of the shareholders. The purpose of the first meeting is to dissolve the company and put it into liquidation, and to appoint the liquidator and determine its powers and remuneration. This extraordinary general meeting is required to take place before a notary public as the liquidation of the company is considered to be an amendment of the articles of association of the company under Luxembourg law.

Any person may be appointed as liquidator, and there can be several liquidators. Such person(s) appointed as liquidator(s) could be the director(s) of the company or a third party, such as an accountant or an auditor (who may however not be the auditor(s) reporting on the liquidation). The duties of the liquidator as provided by Luxembourg law are to realise the assets of the company and to pay off outstanding debts so as to allow the distribution of the liquidation proceeds to the shareholders. In principle, the liquidation proceeds are not distributed before the closure of the liquidation which takes place at the third extraordinary general meeting described below. Furthermore, the liquidator is authorised under the Companies Law to distribute interim liquidation proceeds to shareholders provided that he has sufficient assurance that, by the time the liquidation is finalised, there will be sufficient proceeds available to pay off all debts of the company.

The purpose of the second extraordinary general meeting is to hear the report of the liquidator on the liquidation, to appoint an auditor to examine and report on the liquidation and to fix the date of the third extraordinary general meeting. The second extraordinary general meeting does not typically need to take place in front of a notary public as it will not generally involve an amendment to the articles of association of the company.

The purpose of the third extraordinary general meeting is to hear the auditor's report on the liquidation, to approve the liquidation accounts, to grant discharge to the liquidator and the auditors of the liquidation, to determine the place where the corporate books and documents are to be lodged for at least five years, and to close the liquidation. On the closing of the liquidation, the company ceases to exist.

In such circumstances, only those assets (if any) remaining after the payment of all debts and expenses of the liquidation will be distributed to shareholders.

1.15   Limitation of shareholdings of US holders

Under the COLT S.A. Articles, the COLT S.A. Board may by written notice require any shareholder or other person appearing to be interested in shares of COLT S.A. to disclose to COLT S.A. in writing such information as the COLT S.A. Board shall require relating to the shares are held by persons resident in the US in relation to his or her ownership of, or interests in, the shares in COLT S.A. in question as lies within the knowledge of such shareholder or other person. The COLT S.A. Board may require a shareholder to demonstrate that no person resident in the US has an interest in the shares of which he is the registered holder. A description of what "interested in shares" means for the purposes of the COLT S.A. Articles is set out in paragraph 1.16(A) of this Part 4.

In addition, a shareholder must notify COLT S.A. in the event that a person resident in the US becomes interested in, or ceases to be interested in, a share registered in his or her name. COLT S.A. maintains a register of persons resident in the US who are interested in shares. Particulars of any shares which are or have been deemed to be held by persons resident in the US are entered in this register. Particulars of any share will be removed from the register if evidence is presented to the COLT S.A. Board that the share is not or is no longer a share in which a person resident in the US is interested.

The COLT S.A. Board may, at any time, send notice to the registered holder of shares in which it has reason to believe a person resident in the US is interested requiring that person to transfer, or procure that any person resident in the US interested in such share transfers such shares so that no interest in those shares is held by any person resident in the US. The notice can require such transfer to take place within a period of 21 days (or such longer period as the COLT S.A. Board determines). If the transfer has not taken place within the designated period (and the notice is not withdrawn), no transfer of the shares to which the notice relates may be made, other than a transfer pursuant to the notice (that is, only transfers of such shares to persons not resident in the US will be registered). In addition, the COLT S.A. Board may arrange for such shares to be sold on behalf of the holder with the proceeds of sale after deduction of any expenses incurred in the sale to be delivered to the registered holder following the sale.

The purpose of these provisions is to restrict the number of US holders so as to enable COLT S.A. to prevent any obligations under the US Securities Exchange Act of 1934 (as amended) arising.

1.16   Disclosure of interests in shares

(A)     Meaning of "interests in shares"

For the purposes of the COLT S.A. Articles, the phrase "interested in shares" is defined. This definition will apply to the requirement to disclose interests in shares outlined at (B) below, the limitation on shareholdings by US holders outlined in paragraph 1.15 above, and the provisions relating to interests in shares of 3 per cent. or more outlined in in paragraph (C) below.

Under the COLT S.A. Articles, "interested in shares" is extremely widely defined and extends to interests of any kind. In particular, under the COLT S.A. Articles the following applies for the purposes of determining whether a person is "interested in shares":

  (i)
  an interest in shares includes an interest in COLT S.A. DIs;

  (ii)
  a person is taken to be interested in shares if he enters into a contract for their purchase by him;

  (iii)
  a person, not being the registered holder, is taken to be interested in shares if he is entitled to exercise any right conferred by the holding of shares or entitled to control the exercise of any such right;

  (iv)
  a person is taken to have an interest in shares if, otherwise than having an interest under a trust, he has a right to call for delivery of the shares to himself or to his order, or he has a right to acquire an interest in shares, or is under an obligation to take an interest in shares;

  (v)
  a person is entitled to exercise or control the exercise of any right if he has a right the exercise of which would make him so entitled, or is under an obligation the fulfilment of which would make him so entitled;

  (vi)
  joint holders are taken each of them to have an interest and it is immaterial that shares in which a person has an interest are unidentifiable;

  (vii)
  a person is interested in shares if a body corporate is interested in them and that body or its directors are accustomed to act in accordance with his directions or instructions or he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate. A person is interested in shares of a body corporate if it is a subsidiary of a body corporate in which the person is entitled to exercise or control the exercise of one-third or more of the voting power. A person is entitled to exercise or control the exercise of voting power if he has a right the exercise of which would make him so entitled, or he is under an obligation, the fulfilment of which would make him so entitled;

  (viii)
  where property is held on trust and an interest in shares is comprised in the property, a beneficiary of the trust who, apart from this definition, does not have an interest is taken as having such an interest; and

  (ix)
  a person is taken to be interested in shares in which his spouse or civil partner or any infant child or infant step child is interested.

(B)
Disclosure of interests in shares generally

Under the COLT S.A. Articles, COLT S.A. may by notice in writing require a person who it knows or has reasonable cause to believe to be (or to have been at any time during the preceding three years) interested in COLT S.A. Shares to provide certain information and confirmations, including:

  (i)
  confirmation that he or she is (or was at any time during the preceding three years) interested in COLT S.A. Shares or to indicate that such is not the case;

  (ii)
  particulars of his or her past or present interest in COLT S.A. Shares;

  (iii)
  where the interest is a present interest and any other person has (or had at any time during the preceding three years) an interest in such COLT S.A. Shares to provide such particulars as are requested in the notice (in so far as the person is aware of them);

  (iv)
  where the interest is a past interest, to give particulars of the person who held that interest immediately upon him ceasing to hold it.

Where a shareholder fails to comply with such a notice or gives a false or inadequate response, COLT S.A. may serve a restriction notice on that shareholder. The restrictions comprised in the notice served on a holder of COLT S.A. Shares mean that that shareholder may no longer be allowed to vote at company meetings, the payment of dividends may be restricted or denied, and the COLT S.A. Directors may refuse to register the transfer of any certificated shares (unless the transfer is at arm's length).

(C)  Disclosure of interest in 3 per cent. or more

Under Luxembourg law, subject to the Admission of the COLT S.A. Shares to the Official List, any person who acquires or disposes of COLT S.A. Shares such that their holding in the company reaches, exceeds or falls below 10 per cent., 20 per cent., 33 1/3 per cent., 50 per cent. and 66 2/3 per cent., respectively, is required to notify both COLT S.A. and the CSSF (which is an equivalent body to the FSA and has similar powers to the FSA acting in its function as UKLA). COLT S.A. is required to make an announcement of any such notification within nine days of receipt thereof.

Under the COLT S.A. Articles, where a person acquires an interest in shares in COLT S.A. or COLT S.A. DIs, or ceases to be interested in such securities, and such interest is a material interest, he has a notifiable interest at any time when the aggregate nominal value of the shares of COLT S.A., or shares of COLT S.A. underlying the COLT S.A. DIs, in which his interest subsists is equal to or more than 3 per cent. of the nominal value of the issued share capital of COLT S.A. (or 3 per cent. of the nominal value of the issued share capital of that class, if the shares fall into a separate class of shares). COLT S.A. will make an announcement in respect of any such notification received.

Under the COLT S.A. Articles, broadly a material interest is any interest other than an interest by virtue of managing investments belonging to another, or by virtue of being the operator of an investment scheme or vehicle.

The obligation of disclosure to COLT S.A. arises upon a person acquiring a notifiable interest, ceasing to have a notifiable interest, or the happening of an event that causes a change in the percentage level of a notifiable interest. The notification must be made within two days following the day on which the obligation of disclosure arises.

The notification must specify the share capital to which it relates and state the number of shares in which the person has material interests. It must also state the identity of each registered holder of the shares of COLT S.A. to which it relates, the number held by them and the number in which the person giving the notification has such an interest.

The interest of a person in shares extends to that person's spouse, civil partner and infant child or step-child. A person is also taken to be interested in shares if a body corporate is interested in them and that body or its directors are accustomed to act in accordance with his instructions, or he is entitled to exercise or control the exercise of one-third of the voting power at its general meetings, and this is extended to subsidiaries of that body corporate.

Where the obligation of disclosure arises from an agreement or arrangements including provision for the acquisition of interests in shares in COLT S.A., each party is taken to be interested in shares in COLT S.A. A person party to such an agreement is under an obligation to notify every other party to the agreement of the particulars of his interest in shares in COLT S.A. apart from the agreement, and to keep them informed of his interest.

1.17   Number and election of directors

Under the COLT S.A. Articles, the COLT S.A. Board shall be composed of at least three and not more than fourteen directors. Any director may be removed with or without cause by the votes of the holders of more than 50 per cent. of shares present or represented at the meeting. At every annual general meeting all of the COLT S.A. Directors are required to retire and offer themselves for re-election.

Subject to the approval of shareholders in ordinary general meeting, a director may be removed from office if, by notice in writing delivered to the registered office or tendered at a meeting of the COLT S.A. Board, his resignation is requested by all of the other directors (and they are not less than three in number).

A director shall vacate his office if (a) he is suffering from mental ill health; (b) he is absent without permission of the COLT S.A. Board from meetings of the COLT S.A. Board for twelve consecutive months and the COLT S.A. Board resolves that his office is vacated; (c) he becomes bankrupt; or (d) he is prohibited by law from being a director. In such circumstances, the vacation of office is subject to the approval of shareholders in ordinary general meeting.

A director may resign by notice in writing.

1.18   Dispute Resolution

Any disputes between a COLT S.A. Shareholder and COLT S.A. and/or the COLT S.A. Board or any of the directors of COLT S.A. individually arising out of or in connection with the COLT S.A. Articles and between COLT S.A. and the COLT S.A. Board or any of the individual directors of COLT S.A. in their capacity as such (including claims made by or on behalf of COLT S.A. against the COLT S.A. Board or any director of COLT S.A.) and between a shareholder or COLT S.A. and COLT S.A.'s professional service providers must be resolved under the Rules of Arbitration of the International Chamber of Commerce, as amended from time to time.

If a court in another jurisdiction determines the provisions in the COLT S.A. Articles relating to arbitration or are invalid or unenforceable, then any claim must be brought in the courts of Luxembourg.

2.     The Takeover Directive

2.1  Background

The Takeover Directive is due to be implemented by Member States by 20 May 2006. The directive will apply to takeover bids (however structured) for all or some of the transferable voting securities of any company governed by the laws of a Member State if all or some of those securities are admitted to trading on a regulated market in a Member State.

The City Code, as currently in force, will not apply to COLT S.A. The City Code only applies to a company if it is incorporated in the UK, the Channel Islands or the Isle of Man, and has its place of central management in one of those jurisdictions. However, after the implementation of the Takeover Directive, the Takeover Panel will have jurisdiction over certain aspects of any offer for the COLT S.A. Shares as described in this paragraph 2.

2.2  Jurisdiction

Under the Takeover Directive if a target company's transferable voting securities are not listed in the Member State in which the target company has its registered office, any bid for those securities will be within the jurisdiction of more than one Member State and the following rules will apply:

(A)
the competent authority of the Member State in which the target company has its registered office (the "home authority", being, in COLT S.A.'s case, the CSSF) will supervise the following aspects of the bid:

(i)
the level of information to be provided to target company employees;

(ii)
matters relating to company law, in particular, the percentage of voting rights that confers "control" for the purposes of the national rules made under the Takeover Directive and any derogation from the obligation to launch a bid; and

(iii)
the ability of the target board to take frustrating action.

(B)
the competent authority of the Member State in which the target company has its listing (the "host authority" being, in COLT S.A.'s case, the Takeover Panel) will only supervise the "bid procedure" aspects of the bid, which, under the Takeover Directive, include:

(i)
the consideration offered, especially price; and

(ii)
matters relating to bid procedure, in particular, information on the offeror's decision to make a bid, the contents of the offer document and disclosure of the bid.

2.3  Approach to optional articles of the Takeover Directive

Member States can choose whether to opt in or out of certain provisions of the Takeover Directive.

The Takeover Directive contains provisions prohibiting target companies from taking action to frustrate a bid ("frustrating action") without shareholder approval. A Member State may opt out of the frustrating action provisions but those that do not must apply the prohibition from no later than the announcement of a bid, although Member States are permitted to apply the prohibition from an earlier stage such as when the target board becomes aware that a bid is imminent. In either case, the prohibition continues to apply until the bid completes or lapses.

The Takeover Directive also contains "breakthrough rules" which provide that, during the period for acceptance of a bid:

(A)
restrictions on transfers of shares, whether contained in the constitution of the target or in a shareholders' agreement, may not be applied vis-à-vis the offeror; and

(B)
restrictions on voting rights do not apply, and the exercise of multiple voting rights is prohibited, at any general meeting to approve any frustrating action.

Luxembourg is expected to opt out of both the frustrating action provisions and the breakthrough rules of the Takeover Directive. If it does so, it will be required, under the Takeover Directive, to allow companies to opt in to such provisions by means of a shareholder resolution. If Luxembourg opts out of one or both of the frustrating action provisions and the breakthrough rules, COLT S.A. has confirmed to COLT that it intends to opt in so that the rules against frustrating action and the breakthrough rules apply. Under the Takeover Directive, if the shares of a company which has opted back in to such provisions are the subject of a bid from a company which itself is not subject to the frustrating action and/or breakthrough rules, those provisions will (if the rules of its Member State provide) only apply to the target to the same extent as they do to the offeror.

2.4  Current protections under the City Code and equivalent measures under the Takeover Directive

There are currently no provisions for the squeeze out of minority shareholders under Luxembourg law. However, the draft bill implementing the Takeover Directive in Luxembourg states that if a shareholder acquires 95 per cent. of the share capital carrying voting rights in the target, such shareholder can compulsorily acquire the remaining 5 per cent.

Under the Takeover Directive if a person (or persons acting on concert) acquires a controlling stake in a target company it must launch a bid to all other shareholders at the "equitable price". The "equitable price" is the highest price paid by the offeror during a period of between six and twelve months prior to the bid (the exact duration of the period will be fixed by the relevant competent authority). If an offeror purchases shares during the offer period at a price which is above the offer price, it will be required to increase its offer price to not less than the highest price so paid. The competent authority also has power to increase or reduce the equitable price according to pre-determined criteria. The competent authority for COLT S.A. for these purposes will be the Takeover Panel.

It is expect that the legislation implementing the Takeover Directive in Luxembourg will provide that if a person (or persons acting in concert) acquires transferable voting securities of a company which, when added to its (or their) existing holdings, directly or indirectly, give such person (or persons) 33 1/3 per cent. or more of the voting rights in that company, giving him/her control of that company, such person will be required to make a bid for all the transferable voting securities of that company (a "mandatory bid").

The obligation to make a mandatory bid should not apply to controlling holdings already in existence on the date on which the Luxembourg legislation implementing the Takeover Directive comes into force and should not apply to controlling holdings acquired prior to admission of some or all of the relevant company's transferable voting securities to a regulated market. While the Fidelity Parties will not have a controlling holding of COLT S.A. Shares at the time the Luxembourg legislation implementing the Takeover Directive is expected to come into force, they will have a controlling holding of the COLT Shares immediately upon the Scheme becoming effective. This controlling holding will thus be acquired by the Fidelity Parties prior to Admission of the COLT S.A. Shares. COLT S.A. has been advised that, if the draft bill referred to above is implemented in its expected form, then the Fidelity Parties will not be required to make a mandatory offer for the COLT S.A. Shares in such circumstances.

In addition, following the Scheme becoming effective the Fidelity Parties together will control more than 50 per cent. of the voting rights of COLT S.A.. COLT S.A. has been further advised that, if the draft bill referred to above is implemented in its expected form, then the Fidelity Parties will be able to acquire additional COLT S.A. Shares (including under the Purchase Agreement) without incurring any obligation to make a mandatory bid. This replicates the current position in the UK as the Fidelity Parties are able to acquire additional COLT Shares without incurring an obligation to make a mandatory offer under Rule 9 of the City Code, as currently in force.

3.     Taxation

3.1  United Kingdom Taxation

The comments set out below summarise certain United Kingdom taxation consequences of the implementation of the Scheme for COLT Shareholders. They are based on current United Kingdom tax law and HM Revenue & Customs practice (either of which may change at any time, possibly with retrospective effect). The summary relates only to the position of persons who are resident (or alternatively, in the case of individuals, ordinarily resident) in the United Kingdom for tax purposes (except insofar as express reference is made to the treatment of non-United Kingdom residents) and who are the absolute beneficial owners of their COLT Shares and new COLT S.A. Scheme Shares and may not apply to certain classes of persons, such as insurance companies, collective investment schemes, persons holding or acquiring the COLT Shares or COLT S.A. Shares in the course of a trade, persons who are connected with COLT or COLT S.A. for United Kingdom tax purposes and persons who acquired their COLT Shares where the opportunity to do so was available by reason of an employment or office of that or any other person. COLT Shareholders who are in any doubt as to their United Kingdom tax position, or who may be subject to tax in jurisdictions other than the United Kingdom, should seek their own professional advice without delay.

(A)  Taxation consequences of the Scheme

(i)    Cancellation of COLT Shares and receipt of COLT S.A. Scheme Shares

United Kingdom "rollover relief" should be available to COLT Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent. of, or of any class of, shares in or debentures of COLT in respect of the cancellation of their COLT Shares upon the terms described in this document in consideration for the issue of COLT S.A. Scheme Shares pursuant to the Scheme.

Accordingly, for the purposes of United Kingdom taxation of chargeable gains, such COLT Shareholders should not be treated as making any disposal of such COLT Shares (although see below for a description of the treatment in respect of any fractional entitlements). The new COLT S.A. Scheme Shares issued by COLT S.A. pursuant to the Scheme should be treated as the same asset, acquired at the same time and for the same consideration, as the COLT Shares from which they are derived.

Any COLT Shareholder who, alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of COLT will be eligible for the above treatment if the Scheme and the participation of shareholders in it are for bona fide commercial reasons and do not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. COLT Shareholders should note that no application for clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been made to HM Revenue & Customs to confirm that HM Revenue & Customs is satisfied that this is the case.

The sale, on behalf of COLT Shareholders, of fractional entitlements to COLT S.A. Scheme Shares resulting from the Scheme should not generally be treated as constituting a disposal of COLT Shares for the purposes of United Kingdom taxation of chargeable gains. The amount of any payments so received by such COLT Shareholders should instead, in accordance with current HM Revenue & Customs practice, be deducted from the base cost of COLT S.A. Scheme Shares received.

(ii)    Stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT should arise in respect of the cancellation of existing COLT Shares, the issue of new COLT Shares to COLT S.A. or the issue of COLT S.A. Scheme Shares or COLT S.A. Dls to COLT Shareholders pursuant to the Scheme.

(B)  Taxation of dividends on COLT S.A. Shares

Holders of COLT S.A. Shares who are resident (or alternatively, in the case of individuals, ordinarily resident) for tax purposes in the United Kingdom will, in general, be subject to United Kingdom income tax or corporation tax on the gross amount of dividends paid on the COLT S.A. Shares, rather than on the amount actually received net of any Luxembourg withholding tax (further details of which can be found at paragraph 3.2(C) of this Part 4). Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on the COLT S.A. Shares at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.).

Luxembourg tax withheld from dividends paid on the COLT S.A. Shares and not recoverable from the Luxembourg tax authorities will generally be available as a credit against income tax or corporation tax to which the holder of the shares is liable and which is attributable to the dividends.

Any COLT Shareholders who receive COLT S.A. Shares and who do not currently receive notice from HM Revenue & Customs requiring them to submit a tax return are advised that if any dividend is paid on their COLT S.A. Shares they will need to notify HM Revenue & Customs that they have acquired a source of overseas income.

Details of any Luxembourg withholding tax which may be applied to dividends paid on the COLT S.A. Shares and how to obtain a refund of any Luxembourg withholding tax to the extent it exceeds the maximum amount permitted by the double taxation treaty between the United Kingdom and Luxembourg may be found at paragraph 3.2(C) of this Part 4.

(C)  Disposals of COLT S.A. Shares

(i)    Taxation of chargeable gains

A disposal or deemed disposal of COLT S.A. Shares may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains. On the basis that "rollover relief" is available (see "Taxation consequences of the Scheme" above), such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the COLT Shares from which the COLT S.A. Shares are derived.

For the purposes of calculating a chargeable gain (but not an allowable loss) arising on any disposal or part disposal of COLT S.A. Shares, indexation allowance on the relevant proportion of the allowable cost should be taken into account. For corporate shareholders, this indexation allowance is calculated by reference to the date of disposal of the COLT S.A. Shares. For individual shareholders, the indexation allowance is applied until April 1998 (if appropriate) with taper relief (if available) applying thereafter until disposal, depending upon the number of complete years for which the COLT Shares and then the COLT S.A. Shares have been held.

A COLT S.A. Shareholder who is neither resident nor, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom will not be liable to United Kingdom taxation of chargeable gains realised on the disposal of COLT S.A. Shares unless such shareholder carries on:

(1)
(in the case of a corporate shareholder) a trade in the United Kingdom through a permanent establishment and has used, held or acquired the COLT S.A. Shares in or for the purposes of the trade or has used, held or acquired the COLT S.A. Shares for the purposes of such permanent establishment; or

(2)
(in the case of a non-corporate shareholder) a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the COLT S.A. Shares for the purposes of such trade, profession or vocation or such branch or agency.

(ii)    Stamp duty and SDRT

No SDRT should be payable in respect of any transfer of, or agreement to transfer, COLT S.A. Shares or COLT S.A. Dls.

No stamp duty should be payable in respect of the paperless transfer of COLT S.A. Dls within CREST, or in respect of any other paperless transfer of, or of an interest in, COLT S.A. Shares in dematerialised form. With respect to a transfer of COLT S.A. Shares in certificated form, provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of such instrument of transfer.

3.2  Luxembourg Taxation for COLT S.A. Shareholders

The following is intended only as a general summary of material tax considerations currently in force affecting COLT S.A. and dividend payments by COLT S.A. relevant to prospective investors who are not resident for Luxembourg tax purposes in Luxembourg. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. COLT Shareholders are therefore urged to consult their own tax advisers with respect to their particular circumstances.

(A)  Taxation consequences of the Scheme

Holders of COLT Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold COLT Shares through a permanent establishment in Luxembourg will not be taxed in Luxembourg as a result of the steps comprising the Scheme, including the cancellation of COLT Shares and the issue of COLT S.A. Scheme Shares, nor as a result of the transfer of the Open Offer Shares under the Open Offer.

It is expected that a statutory exemption will be available such that no capital duty will be payable by COLT S.A. on the issue of COLT S.A. Scheme Shares in consideration of the contribution in kind of new shares in COLT.

(B)  Luxembourg tax status of COLT S.A.

COLT S.A. is a company incorporated under Luxembourg law as an ordinary taxable company. COLT S.A. is seeking to obtain the special tax status granted to billionaire holding companies under the Luxembourg Grand Ducal Decree of 17 December 1938 (the "Decree"). It is expected that, on or before the Effective Date, COLT S.A. will qualify for such special tax status granted to holding companies under the Law of 31 July 1929 (as most recently amended on 21 June 2005) and under the Decree (a "1929 company"). 1929 companies are permitted to carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

If, as expected, such tax status is granted, COLT S.A. will be subject to an annual tax which is assessed on certain payments made during each year such as interest, dividends and directors' fees paid to directors who are not resident in Luxembourg. A 3 per cent. tax is levied on any interest payments on bonds or debentures issued by COLT S.A.. COLT S.A. has not issued any bonds or debentures. The special tax payable by COLT S.A. should therefore be limited to 3 per cent. on the first €2.4 million of any dividends distributed to shareholders and of directors' fees paid to non-resident directors, 1.8 per cent. on the next €1.2 million of any such dividends and fees and 0.1 per cent. on any further such dividends and fees. This tax, which will be payable by COLT S.A., cannot be less than €48,000 per year.

However, such tax status as a 1929 company would be lost if during any fiscal year 5 per cent. or more of the dividends (if any) received by COLT S.A. were paid by non-Luxembourg resident companies which are not subject to a tax comparable to Luxembourg corporate income tax. Companies from a Member State which are covered by the Parent-Subsidiary Directive 90/435/EEC (the "Parent-Subsidiary Directive") are subject to such comparable tax. For other companies, the principles of taxation should be comparable and the rate should not be less than 11 per cent., being 50 per cent. of the Luxembourg corporate rate. If such tax status as a 1929 company is not obtained or is lost and COLT S.A. remains or becomes an ordinary taxable Company, then the Luxembourg tax consequences may adversely affect COLT S.A. Shareholders as described in paragraph 3.2(C) of this Part 4.

The majority of the double taxation treaties of Luxembourg contain specific provisions excluding 1929 companies from the scope of such treaties.

(C)  Luxembourg taxation of dividends paid by COLT S.A.

Dividends paid by COLT S.A., on the assumption that it becomes and remains a 1929 company, should not be subject to withholding taxes in Luxembourg, regardless of where the beneficiaries of such dividends may be resident.

However, under Luxembourg law currently in force, dividends paid by an ordinary taxable company are subject to a withholding tax of 20 per cent. of the gross dividend. The rate of the withholding tax may be reduced, even to zero per cent., pursuant to double taxation avoidance treaties existing between Luxembourg and the country of residence of the relevant shareholder. Under the double taxation treaty of 24 May 1967 between Luxembourg and the United Kingdom, as amended, the amount of Luxembourg tax withheld from dividends payable by Luxembourg tax resident companies to residents of the United Kingdom is generally limited to 15 per cent. of the gross dividends upon the person beneficially entitled to such dividends making a claim under the double taxation treaty to the relevant tax authority.

No withholding tax applies if dividends are paid to a company which is covered by the Parent-Subsidiary Directive provided that, at the date of payment, the beneficiary holds or commits to hold directly or through a tax transparent vehicle during an uninterrupted period of twelve months at least, either a minimum participation of 10 per cent. in COLT S.A. or a participation the investment cost of which is at least €1,200,000.

(D)  Tax residence

Holders of the COLT S.A. Shares will not become resident or be deemed to be resident in Luxembourg by reason only of holding COLT S.A. Shares.

(E)  Taxation of shareholders

(i)    Tax on dividends

Holders of COLT S.A. Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold the COLT S.A. Shares through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on dividends paid by COLT S.A., other than any withholding tax (as described in paragraph 3.2(C) of this Part 4).

(ii)    Tax on capital gains

Holders of COLT S.A. Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold COLT S.A. Shares through a permanent establishment in Luxembourg will not be taxed in Luxembourg upon any gain deriving from the sale of COLT S.A. Shares unless (i) the COLT S.A. Shares are held for less than six months from their acquisition and the relevant holder has held more than ten per cent. of the COLT S.A. share capital at any time during the five years preceding the disposal of the COLT S.A. Shares, or (ii) the holder of COLT S.A. Shares was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident less than five years before the moment of the disposal of the COLT S.A. Shares and held more than ten per cent. of the COLT S.A. share capital at any time during the five years preceding the disposal of the COLT S.A. Shares.

(F)   Other taxes

Save as mentioned in paragraph 3.2(A) of this Part 4 in respect of the COLT S.A. Scheme Shares and as described in Part VIII of the Prospectus accompanying this document in respect of the Open Offer Shares, upon the issue of new shares by COLT S.A., Luxembourg capital duty will be payable at one per cent. of the amount or value of consideration received by COLT S.A. for the issue of such shares, subject to the availability of any statutory exemption. Such capital duty is payable by COLT S.A..

There is no registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by a holder of the COLT S.A. Shares as a consequence of the issue of the COLT S.A. Scheme Shares, nor will any of these taxes be payable as a consequence of a subsequent transfer or repurchase of the COLT S.A. Shares.

No estate or inheritance taxes are levied on the transfer of the COLT S.A. Shares upon the death of a holder of the COLT S.A. Shares in cases where the deceased was not resident in Luxembourg for

Luxembourg inheritance tax purposes. Gift taxes will apply if the gift, regardless of the residence of the grantor or the grantee, is recorded in Luxembourg in a notarial deed.

3.3  United States Taxation

The following is a summary of US federal income tax consequences of the Scheme for holders of COLT Shares who are US persons as determined under the Internal Revenue Code and related Treasury regulations. It is not a comprehensive description of all of the tax consequences that may be relevant to shareholders. It applies only to shareholders who hold COLT Shares as capital assets, which generally are assets held for investment rather than as inventory or as property used in a trade or business, and who have the US dollar as their functional currency for US federal income tax purposes.

The following summary is based upon the US Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices. All of these are subject to change, possibly with retroactive effect, or different interpretations. COLT has not sought any ruling from the US Internal Revenue Service (IRS) with respect to any matter described in the following summary, and cannot provide any assurance that the IRS or a court will agree with the statements in this summary. The summary does not address the tax consequences to shareholders under state, local or other tax laws besides US federal income tax laws. COLT Shareholders who are in any doubt as to their United States tax position should consult their own tax advisors with respect to their particular circumstances without delay.

(A)  Receipt of COLT S.A. Scheme Shares for COLT Shares

For US federal income tax purposes, the Scheme is a recapitalisation and a mere change in the place of organisation of COLT. Accordingly, the receipt of COLT S.A. Scheme Shares in exchange for COLT Shares as a result of the Scheme will not be a taxable event for US federal income tax purposes, and you will not recognize any gain or loss upon the Scheme becoming effective, except to the extent you receive cash or other property for fractional shares and a possible exception if COLT has ever been a passive foreign investment company during the period in which you have held your COLT Shares, as discussed in (B) below. Your holding period in your COLT Shares will continue to be your holding period for your COLT S.A. Scheme Shares. Your tax basis in your COLT Shares will continue to be your tax basis for the COLT S.A. Scheme Shares received, reduced by the amount attributable to any fractional shares sold. Your gain or loss on the fractional shares sold will be capital gain or loss, and will be long-term capital gain or loss if your holding period is greater than one year.

You may be required to file a notice containing information about the exchange of COLT Shares for COLT S.A. Scheme Shares with your US federal income tax return for the period that includes the exchange, particularly if you hold 10 per cent. or more of COLT Shares either directly or after application of ownership attribution rules. You should consult your tax advisor about these notice requirements.

(B)  Passive Foreign Investment Company

Based on an analysis of current law and of COLT's financial position, COLT believes that in 2002 it might have become a passive foreign investment company ("PFIC") for US federal income tax purposes. COLT does not believe that it could have become a PFIC during any year before or after 2002, but cannot state so with certainty. PFIC status would have occurred if 50 per cent. or more of the average value of COLT's assets during a year were deemed to consist of assets held for the production of passive income (generally interest, dividends, rents, and royalties), but there are substantial unanswered questions as to how to determine PFIC status. COLT's status as a PFIC in any year is a factual determination that is ultimately the responsibility of each shareholder, and the IRS might disagree with any determination. If your holding period in a COLT Share or COLT S.A. Share includes any days during which COLT or COLT S.A. is determined to have been a PFIC, then the disposition of a COLT Share or COLT S.A. Share could be subject to an increased tax liability, possibly including an interest charge. The PFIC rules are particularly complex and you should consult your tax advisors regarding the PFIC rules and their US tax consequences, including any notices that you may be required to file with your US federal income tax return for the period that includes the exchange.

Because for US federal income tax purposes the Scheme is a recapitalisation and a mere change in the place of organisation of COLT, if COLT has ever been a PFIC during the period in which you have held your COLT Shares, as described above, then the receipt of COLT S.A. Scheme Shares in exchange for COLT Shares as a result of the Scheme ought not to be a disposition of the COLT Shares that would trigger the increased tax liability described above, except to the extent of any fractional shares sold. Also, if COLT has ever been a PFIC during the period in which you have held your COLT Shares, then the COLT S.A. Scheme Shares you receive should continue to be shares of a PFIC. However, if COLT has ever been a PFIC during the period in which you held your COLT Shares, there is a possibility that the exchange could cause a recognition of gain that would be subject to the increased tax liability described above to the extent that the value of your shares exchanged exceeds your income tax basis in them, in which case your COLT S.A. Scheme Shares' status as shares of a PFIC would be determined independently of any such status applicable to your former COLT Shares.

You should consult your tax advisors regarding the potential for a recognition of gain upon the exchange for the purposes of the PFIC rules.

(C)  Backup Withholding and Information Reporting

Gross proceeds from dispositions of COLT Shares may be subject to information reporting to the IRS and to possible backup withholding of US federal income tax, currently at a 28 per cent. rate. However, you will not be subject to backup withholding if you properly complete, under penalties of perjury, an IRS Form W-9 or a substantially similar form. Amounts withheld under backup withholding generally may be refunded or credited against your US federal income tax liability, provided you furnish the required information to the IRS. You should consult your tax advisor as to your qualification for any exemption from backup withholding and the procedure for obtaining that exemption.

4.     COLT S.A. Share Schemes

The following is a summary of the main provisions of the new employee share schemes which will have been adopted by COLT S.A. by the Effective Date. The operation of each COLT S.A. Share Scheme will be governed by the rules of that scheme. Each of the schemes summarised below is in substantially the same form as the corresponding scheme put to, and approved by, COLT Shareholders at the COLT Annual General Meeting held on 27 April 2006.

4.1  General Provisions

(A)  Introduction

The following is a summary of the general provisions applicable to each COLT S.A. Share Scheme, unless otherwise stated.

(B)  Eligibility and Operation of Schemes

The COLT S.A. Share Schemes are intended to operate internationally. Schedules or sub plans may be added to each of the COLT S.A. Share Schemes where appropriate to allow for the grant of options and/or awards to participants outside the UK and to take advantage of local tax advantages or local regulations, provided that the benefits under such arrangements may not be greater than described below.

(C)  Duration of the Schemes

COLT S.A. may not grant awards or options under the COLT S.A. Share Schemes more than ten years after their adoption.

(D)  Grant of Options and/or Awards

Except as otherwise provided, the grant of options or awards under the COLT S.A. Share Schemes will only be made at times permitted by the Model Code contained in the Listing Rules issued by the UK Listing Authority (as amended from time to time) and any code adopted by COLT S.A. or any order or regulation governing dealings in COLT S.A. Shares by which COLT S.A. is bound that may be issued from time to time.

COLT S.A. Shares deliverable upon the exercise of an option or the release of an award may be satisfied by newly subscribed shares (at not less than nominal value), treasury shares or shares purchased in the market. In respect of COLT S.A. Shares used under the COLT S.A. Share Incentive Plan, they may be newly subscribed shares (at not less than nominal value) or shares purchased in the market.

The method of delivering COLT S.A. Shares to satisfy rights granted under the COLT S.A. Share Schemes shall be determined by the Compensation Committee of the COLT S.A. Board and may be varied during the life of an option or award as appropriate, according to the availability of new shares and funding demands.

Benefits under the COLT S.A. Share Schemes are not pensionable.

(E)  Adjustment of Options and/or Awards

On a variation of the capital of COLT S.A., the exercise price of an option (where applicable) and/or the number of COLT S.A. Shares subject to an award or option, the performance criteria and such other features as are appropriate may be adjusted in such manner as the Compensation Committee of the COLT S.A. Board determines. In respect of schemes which are approved by HM Revenue & Customs, such adjustments must also be approved by HM Revenue & Customs.

(F)   Amendments

Amendments to the rules of the COLT S.A. Share Schemes may be made at the discretion of the Compensation Committee of the COLT S.A. Board. However, where applicable, the basic structure and, in particular, the limitations on participation, the maximum value of an award of COLT S.A. Shares or options that may be made to a participant, the adjustment that may be made following a rights issue or any other variation of capital and the limitations on the number of COLT S.A. Shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the schemes, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the COLT S.A. Group. In respect of the COLT Telecom Group S.A. Share Incentive Plan, amendments cannot be made to the rules which would materially adversely affect any subsisting rights of participants without the prior consent or sanction of a majority of that number of participants who responded to COLT S.A.'s notification of the proposed amendment. In addition, amendments cannot be made to key features of the COLT Telecom Group S.A. Share Incentive Plan or the HM Revenue & Customs approved part of the COLT Telecom Group S.A. Share Option Plan unless such amendments have been approved by HM Revenue & Customs. Amendments to the rules of the COLT Telecom Group S.A. SAYE Share Option Plan (where approved by HM Revenue & Customs) shall not have effect until approved by HM Revenue & Customs.

(G)  Scheme Limits

The following limits will apply, at the time of grant, to each option and/or award under the COLT S.A. Share Schemes:

(a)
the aggregate number of newly subscribed COLT S.A. Shares that may be issued or remain issuable pursuant to awards or options granted under all employee share schemes operated by COLT S.A., during the preceding ten years ending on the date of grant, shall not exceed 10 per cent. of the issued ordinary share capital of COLT S.A. at that date; and

(b)
an annual limit in respect of the issue of new COLT S.A. Shares of 1 per cent. of the issued ordinary share capital.

(H)  Allotment and Transfer of Shares

COLT S.A. Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the COLT S.A. Shares are acquired but will otherwise rank pari passu with existing shares. Application will be made to the UK Listing Authority for admission to the Official List for new COLT S.A. Shares that are to be issued following the exercise of an option or release of an award.

(I)    Non-Transferability of Options and Awards

Options and/or awards are not transferable except in the case of a participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the participant.

4.2  COLT Telecom Group S.A. Share Grant Plan (the "Share Grant Plan")

(A)  Operation

The Share Grant Plan will allow the grant of awards over COLT S.A. Shares to participants on an annual basis, although more than one award can be made in any financial year. Awards will normally vest after three years.

(B)  Eligible Employees

Awards can be granted under the Share Grant Plan to all full time employees and executive directors of the COLT S.A. Group and trustees of an employee benefit trust acting on behalf of such individuals, provided that such employees or executive directors devote substantially the whole of their time and attention to the business of the COLT S.A. Group and are not within six months of normal retirement age.

(C)  Grant and Timing of Awards

Under the Share Grant Plan the Compensation Committee of the COLT S.A. Board may make grants of awards on a discretionary basis.

(D)  Form and Release of Awards

Awards will be made either:

(a)
in the form of a promise to provide COLT S.A. Shares contingent upon continuous employment and achievement of performance criteria; or

(b)
an option with a nominal exercise price that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

At the discretion of the Compensation Committee of the COLT S.A. Board, awards can be satisfied in cash or in such other manner as may be determined.

(E)  Performance Criteria

The Compensation Committee of the COLT S.A. Board will determine the performance criteria governing the vesting of awards.

In addition to performance criteria, the Compensation Committee of the COLT S.A. Board may impose additional restrictions on the vesting and/or release of awards, as it shall deem appropriate. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for awards, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that award, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the award will lapse. There will be no re-testing.

(F)   Individual Limits

The maximum value of awards that may be granted under the Share Grant Plan to an eligible employee in any financial year will be equal to a maximum of 150 per cent. of base salary during a financial year.

The above award limit may be exceeded in exceptional circumstances as may be determined by the Compensation Committee of the COLT S.A. Board from time to time.

(G)  Vesting and Release in Exceptional Circumstances

If a participant leaves employment before an award vests, such award shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and release of part or all of an award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the award.

In the event of a takeover or winding up of COLT S.A. all awards can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and be released subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the awards.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of awards granted and, if action is taken, will determine whether awards shall be rolled over or shall vest and the terms on which rollover or vesting will occur.

4.3  COLT Telecom Group S.A. Share Option Plan (the "Share Option Plan")

(A)  Operation

Options will normally vest and become exercisable after 3 years. The Share Option Plan will have both an approved and an unapproved part. The unapproved part may be used where the grant of options does not comply with the strict requirements of the UK approved legislation or where the grant of options is to be made to overseas employees.

(B)  Eligible Employees

Options can be granted under the Share Option Plan to all full time employees and executive directors of the COLT S.A. Group and, in respect of unapproved options, to trustees of an employee benefit trust acting on behalf of such individuals, provided that such employees or executive directors devote substantially the whole of their time and attention to the business of the COLT S.A. Group and are not within six months of normal retirement age.

It is currently intended that where options are granted under the Share Option Plan, individuals will not normally participate in both the Share Grant Plan and the Share Option Plan in the same financial year or will participate at a reduced rate.

(C)  Grant and Timing of Grants

Under the Share Option Plan the Compensation Committee of the COLT S.A. Board may make annual grants of options but can make more than one grant in any financial year. The option price of an option shall be determined by reference to the COLT S.A. Share price at around the date of grant.

(D)  Exercise of Options

Options shall normally vest and become exercisable on the third anniversary of the date of grant, subject to the achievement of predetermined performance criteria and, normally, the participant's continued employment with the COLT S.A. Group. Options will lapse on the tenth anniversary of their date of grant. With the exception of options granted under an HM Revenue & Customs approved part of the Share Option Plan, options can, at the discretion of the Compensation Committee of the COLT S.A. Board, be satisfied in cash of an amount equal to the difference between the market value of the COLT S.A. Shares under option and the option price, or by a number of COLT S.A. Shares equal to the cash amount, or by the number of COLT S.A. Shares under option.

(E)  Performance Criteria in respect of Options

The exercise of options shall be dependent upon the achievement of predetermined performance criteria, which shall be determined by the Compensation Committee of the COLT S.A. Board.

In addition to performance criteria, the Compensation Committee of the COLT S.A. Board may impose additional restrictions on the vesting and/or release of options, as it shall deem appropriate. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for options, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that option, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the option will lapse. There will be no re-testing.

(F)   Individual Limits

The aggregate exercise price of options that may be granted to an eligible employee in any financial year will be subject to a maximum of 150 per cent. of base salary during a financial year.

The above option grant limit may be exceeded in exceptional circumstances as may be determined by the Compensation Committee of the COLT S.A. Board from time to time provided that it does not exceed 300 per cent. of base salary.

(G)  Vesting and Exercise in Exceptional Circumstances

If a participant leaves employment before an option vests or is exercised, such option shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the option (or part thereof) to vest and be exercised subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and exercise of part or all of an option it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the option in determining the amount, conditions and timing of the vesting and exercise of such option. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the option.

In the event of a takeover or winding up of COLT S.A. all options can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and become exercisable subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the options.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of options granted and, if action is taken, will determine whether options shall be rolled over or shall vest and the terms upon which rollover or vesting will occur.

4.4  COLT Telecom Group S.A. Deferred Share Bonus Plan (the "Deferred Share Bonus Plan")

(A)  Operation

The Deferred Share Bonus Plan will allow the grant of awards over matching COLT S.A. Shares to participants based on the number of COLT S.A. Shares purchased by participants with monies earned under the annual bonus plan. The Compensation Committee of the COLT S.A. Board may make more than one award in any financial year. The participants must hold the COLT S.A. Shares acquired with the bonus for a period of three years, unless otherwise determined, in order to obtain any matching shares. The vesting of matching awards will be dependent upon predetermined performance criteria.

(B)  Eligible Employees

The plan is open to all full time employees and executive directors of the COLT S.A. Group and trustees of an employee benefit trust acting on behalf of such individuals and who participate in the annual bonus arrangements. Such employees and executive directors are required to devote substantially the whole of their time and attention to the business of the COLT S.A. Group and not be within six months of retirement.

(C)  Grant and Timing of Awards

Participants will be invited, prior to the confirmation of their annual bonus, to defer receipt of part of their annual bonus. The deferred monies will be invested in COLT S.A. Shares at the market value at or around the date the bonus is declared. The Compensation Committee of the COLT S.A. Board may grant matching awards in proportion to the COLT S.A. Shares deferred either on a gross or net basis as the Compensation Committee of the COLT S.A. Board shall determine.

(D)  Form and Release of Awards

Matching awards will be made either in the form of:

(a)
a promise to provide COLT S.A. Shares contingent upon continuous employment and achievement of performance criteria; or

(b)
an option with a nominal exercise price that becomes exercisable dependent upon continuous employment and achievement of performance criteria.

At the discretion of the Compensation Committee of the COLT S.A. Board, awards can be satisfied in cash or in such other manner as may be determined.

(E)  Performance Criteria

The award of matching shares shall be dependent upon the achievement of predetermined performance criteria which shall be determined by the Compensation Committee of the COLT S.A. Board.

In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the matching award will lapse and the shares purchased with the annual bonus monies shall be released. The Compensation Committee of the COLT S.A. Board will have the discretion to amend or vary the performance criteria for matching awards, provided that any amendments or alternative criteria selected are no less challenging than the original criteria attaching to that award, and after consultation with COLT S.A.'s main institutional shareholders if appropriate. In the event of the performance criteria not being achieved, in whole or in part, the relevant proportion of the matching award will lapse. There will be no re-testing.

(F)   Individual Limits

The value of all awards made in the same financial year may not exceed 200 per cent. of a participant's deferred shares. The market value of all deferred shares deferred in any year may not exceed 200 per cent. of salary.

(G)  Vesting and Release in Exceptional Circumstances

If a participant leaves employment before a matching award vests, such entitlement to matching shares shall normally lapse. However, the Compensation Committee of the COLT S.A. Board may determine, in its discretion, to allow the matching award (or part thereof) to vest or to be made subject to the achievement of amended performance criteria and/or such other requirements as the Compensation Committee of the COLT S.A. Board may determine. Where the Compensation Committee of the COLT S.A. Board determines to allow vesting and release of part or all of a matching award it shall give due regard to the reason for the cessation of employment and the period elapsed since the date of grant of the matching award in determining the amount, conditions and timing of the vesting and release of such award. Where appropriate, the Compensation Committee of the COLT S.A. Board shall pro-rate the matching award.

In the event of a takeover or winding up of COLT S.A. all awards can be rolled over with appropriate agreement and, failing such agreement, shall immediately lapse unless the Compensation Committee of the COLT S.A. Board determines that no such rollover is possible, in which case they should vest and be released subject to performance and on a pro rata basis to the period that has elapsed since the date of grant of the awards.

On a merger/demerger of COLT S.A., the Compensation Committee of the COLT S.A. Board has discretion whether or not to take any action in respect of awards granted and, if action is taken, will determine whether awards shall be rolled over or shall vest and the terms upon which rollover or vesting will occur.

4.5  COLT Telecom Group S.A. Share Incentive Plan (the "SIP")

(A)  Operation

The SIP will have both an approved and an unapproved part. The unapproved part may be used where share awards do not comply with the strict requirements of the UK approved legislation or where awards are to be made to overseas employees.

(B)  Eligible Employees

All employees of the COLT S.A. Group who shall be determined by the Compensation Committee of the COLT S.A. Board as being eligible employees shall be able to participate in the SIP. The Compensation Committee of the COLT S.A. Board may set a qualifying period of continuous employment.

(C)  Grant of Awards

From time to time, the Compensation Committee of the COLT S.A. Board may invite applications from, or determine to make grants to, eligible employees in accordance with the rules of the SIP.

Employees may enter into a contract to acquire COLT S.A. Shares in accordance with such terms as the Compensation Committee of the COLT S.A. Board may determine from time to time ("Partnership Shares"). Partnership Shares may be acquired monthly, or savings may be accumulated for a period as determined by the Compensation Committee of the COLT S.A. Board, which may be no more than one year. If savings are accumulated, the number of COLT S.A. Shares awarded to each employee may be determined as the lower of the market value of the COLT S.A. Shares at the beginning of the accumulation period and the market value of the COLT S.A. Shares on the date the shares are acquired. The acquisition of Partnership Shares is not subject to the satisfaction of performance conditions.

Alternatively, or, in addition to the above, the Compensation Committee of the COLT S.A. Board may, in its discretion, and in accordance with the rules of the SIP, award a number of COLT S.A. Shares to each employee being:

(a)
an outright award of shares ("Free Shares"), on such basis as determined by the Compensation Committee of the COLT S.A. Board; and/or

(b)
if an employee agrees to buy a certain number of Partnership Shares, an award of shares ("Matched Shares"), on such basis as is determined by the Compensation Committee of the COLT S.A. Board.

The acquisition of Free Shares may be subject to the satisfaction of performace conditions, such conditions being applied in accordance with applicable legislation.

All COLT S.A. Shares acquired in accordance with the SIP shall be held in a trust or such other approved vehicle for the holding of shares under the SIP and may be subject to a retention period to be determined by the Compensation Committee of the COLT S.A. Board. Directors (or other senior employees) of COLT S.A. may be appointed as trustees of such trust or similar arrangement.

Any share purchases by employees and any awards made by COLT S.A. may be subject to such additional requirements as the Compensation Committee of the COLT S.A. Board shall determine and/or as may be necessary to comply with local regulations or tax legislation. This shall include the purchase or award of COLT S.A. Shares by or to participants in accordance with the relevant UK legislation applicable to approved plans, or such other overseas legislation as shall apply from time to time.

(D)  Individual Limits

The number of Free Shares granted to an eligible employee under the SIP in any year shall also be determined from time to time by the Compensation Committee of the COLT S.A. Board and may be dependent upon performance. The performance may be based on either group, subsidiary, divisional or personal measures. The aggregate market value of Free Shares may not exceed £3,000 per annum.

The Compensation Committee of the COLT S.A. Board shall determine the number of Partnership Shares that an eligible employee may acquire from his or her salary under the SIP in any year from time to time. The number of Partnership Shares bought by eligible employees out of their income under the SIP in any year will be equal to a maximum of £125 per month (or the overseas equivalent) or the statutory maximum for HM Revenue & Customs approved share incentive plans.

The number of Matching Shares that COLT S.A. may award if an eligible employee has acquired Partnership Shares under the SIP in any year shall be determined from time to time by the Compensation Committee of the COLT S.A. Board and shall not exceed the two Matching Shares for every one Partnership Share acquired or the statutory maximum for HM Revenue & Customs approved share incentive plans.

(E)  Restrictions on Shares and Release of Shares

Partnership Shares may be withdrawn from the SIP at any time. However, under the unapproved part of the SIP, Partnership Shares may be subject to a period of retention as determined by the Compensation Committee of the COLT S.A. Board.

Awards of Free Shares and Matching Shares shall normally be subject to a period of retention as determined by the Compensation Committee of the COLT S.A. Board from time to time. This shall not normally be greater than five years. If an employee leaves the COLT S.A. Group prior to the release of Free Shares or Matching Shares then those shares may be forfeited at the discretion of the Compensation Committee of the COLT S.A. Board. The maximum forfeiture period under the approved part of the SIP is three years. Dividends received by the trust may be reinvested subject to a limit of £1,500 in any tax year.

4.6  COLT Telecom Group S.A. SAYE Share Option Plan (the "SAYE Plan")

(A)  Operation

The SAYE Plan will have both an approved and an unapproved part. The unapproved part may be used where share options do not comply with the strict requirements of the UK approved legislation or where options are to be granted to overseas employees.

(B)  Eligible Employees

All employees of the COLT S.A. Group who shall be determined by the Compensation Committee of the COLT S.A. Board as being eligible employees shall be able to participate in the SAYE Plan. The Compensation Committee of the COLT S.A. Board may set a qualifying period of continuous employment.

(C)  Grant and Timing of Grants

Under the SAYE Plan the Compensation Committee of the COLT S.A. Board may grant options at any time. Eligible employees will be invited to save a monthly contribution under a savings contract with an authorised bank or building society up to the HM Revenue & Customs maximum, currently £250 per month. Savings contracts may be offered for a period of three, five or seven years, as determined by the Compensation Committee of the COLT S.A. Board.

Options will be granted to participants equivalent to the value of the savings plus the bonus or interest payable at the end of the savings period. The option price of an option shall not be less than the greater of 80 per cent. of the COLT S.A. Share price at or around the date of grant and the nominal value of a COLT S.A. Share.

(D)  Exercise of Options

Options may normally be exercised in the six month period following the end of the savings contract and exercise is not subject to the satisfaction of performance conditons. Options may be exercised early in certain circumstances, including an employee leaving the COLT S.A. Group due to death, injury, disability, redundancy, retirement, or the sale of his or her employing company or business. On cessation of employment for any other reason an option shall normally lapse. In the event of a takeover or winding up of COLT S.A., options will become exercisable. Alternatively, with agreement from the relevant parties, options can be rolled over into options over shares in the acquiring company. In the event of early exercise the participant may only exercise an option to the extent of the savings made.

5.     Deferred Share issue to COLT S.A.

As at 2 May 2006 (the latest practicable date prior to the publication of this document), COLT S.A. did not own or control any COLT Shares. It is intended that, in the period after the COLT EGM and before the Court Hearing, the Board will exercise its authority under the COLT Articles to issue to COLT S.A. one share in the capital of COLT (the Deferred Share) conferring no rights on the holder to vote at any general meetings of COLT, no right to receive any share in the profits of COLT and the right to receive on a return of assets in a winding up only up to the nominal amount of the Deferred Share after payment of £1,000,000 per ordinary share but no other right to participate in any amount paid or distributed by COLT whatsoever. As the Deferred Share will have no voting rights or dividend rights and very limited rights on any return of assets in a winding up, it will be of effectively no economic value. The Deferred Share will be a separate class of share than the COLT Shares and, therefore, will not be subject to the Scheme.

It is intended that the Deferred Share will be subscribed by COLT S.A. for a subscription price of 3 pence payable in cash. By acquiring the Deferred Share, COLT S.A. will be a member of COLT on the Effective Date and, accordingly, there will be no requirement under section 103 of the Companies Act for an independent valuation of the new COLT Shares to be allotted to COLT S.A. under the Scheme. The Deferred Share will be allotted under the general authority to allot shares granted to the Directors at the annual general meeting of COLT held on 27 April 2006.

6.     Consents

Each of Deutsche Bank and Morgan Stanley have given and not withdrawn their consent to the issue of this document and the references to their names in the form and context in which they are included.

7.     Costs and expenses regarding issue of documentation

All costs and expenses relating to the issue of this document and to the negotiation, preparation and implementation of the Scheme will be borne by COLT.

PART 5

THE SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE No. 2696 of 2006
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF
COLT TELECOM GROUP PLC

AND IN THE MATTER OF
THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
 (under section 425 of the Companies Act 1985)

between

COLT TELECOM GROUP PLC

AND

THE HOLDERS OF THE COLT SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A)
In this scheme of arrangement, unless inconsistent with the subject or context, the following expressions have the following meanings:

"Amended COLT Articles"	the articles of association of COLT as they are proposed to be amended at the COLT EGM;
"business day"
a day (excluding Saturdays, Sundays and United Kingdom public holidays) on which banks are generally open for business in London and a day on which the London Stock Exchange is open for the transaction of business;
"certificated form" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST);
"COLT"	COLT Telecom Group plc, incorporated in England and Wales with registered number 3232904;
"COLT Articles"	the articles of association of COLT as at the date of this Scheme;
"COLT EGM"	the extraordinary general meeting of COLT, to be held in connection with this Scheme, and any adjournment thereof;
"COLT S.A."	COLT Telecom Group S.A., incorporated in Luxembourg with registered number R.C.S. Luxembourg B 115679;
"COLT S.A. Scheme Shares"	the new COLT S.A. Shares to be issued to Relevant Holders pursuant to this Scheme;
"COLT S.A. Shares"	ordinary shares of 1.25 euro each in the capital of COLT S.A.;
"COLT Scheme Shares"	(i) the COLT Shares in issue at the date of this document;
(ii) any COLT Shares issued after the date of this document and prior to the Voting Record Time; and
(iii)
any COLT Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme;
"COLT Shares"	ordinary shares of 2.5 pence each in the capital of COLT;
"Companies Act"	the Companies Act 1985, as amended;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"
the meeting of holders of the COLT Shares convened by direction of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;

"CRESTCo"	CRESTCo Limited;
"Depositary"	Computershare Investor Services PLC;
"Depositary Interests"	dematerialised depositary interests in respect of the COLT S.A. Scheme Shares to be issued by the Depositary;
"Effective Date"	the date on which this Scheme becomes effective in accordance with its terms;
"Explanatory Statement"	the explanatory statement required to be furnished pursuant to section 426 of the Companies Act and which was circulated with this Scheme;
"holder"	a registered holder and includes any person(s) entitled by transmission;
"London Stock Exchange"	London Stock Exchange plc;
"New COLT Shares"	the ordinary shares in COLT of 2.5 pence each to be issued to COLT S.A. pursuant to the Scheme;
"Order"	the order of the Court sanctioning this Scheme and confirming the reduction of capital involved therein;
"Overseas Shareholder"	means a holder of COLT Scheme Shares who is a citizen, resident or national of any jurisdiction outside the United Kingdom;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Relevant Holders"	holders of COLT Scheme Shares whose names appear in the register of members of COLT at the Scheme Record Time;
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Record Time"	6.00 p.m. on the Business Day immediately prior to the Effective Date;
"Subscription and Contribution Agreement"
the subscription and contribution agreement to be entered into (1) on behalf of the holders of COLT Scheme Shares and (2) by or on behalf of COLT S.A. in the form set out in Part 3 of the Explanatory Statement with such modifications as may be agreed between COLT and COLT S.A. prior to the hearing of the petition to sanction this Scheme;
"uncertificated form" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be).

All times referred to in this Scheme are references to London time unless otherwise specified.

(B)
The authorised share capital of COLT at the date of this Scheme is £51,875,000 divided into 2,075,000,000 ordinary shares of 2.5 pence each. As at 2 May 2006, 1,522,138,292 ordinary shares had been issued and were fully paid up and the remainder were unissued.

(C)
COLT S.A. was incorporated in Luxembourg on 13 April 2006 with registered number R.C.S. Luxembourg B 115679.

(D)
The authorised share capital of COLT S.A. at the date of this Scheme is €1,250,000,000 divided into 1,000,000,000 ordinary shares of 1.25 euro each of which, as at 2 May 2006, 24,800 had been issued and were fully paid up and the remainder were unissued.

(E)
No COLT Scheme Shares are or will be beneficially owned by COLT S.A..

(F)
COLT S.A. has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.     Subscription and Contribution Agreement

(A)
Each of the Relevant Holders hereby authorises such person as may be appointed for this purpose by the Board of Directors of COLT (or a duly authorised committee thereof) to enter into the Subscription and Contribution Agreement on behalf of such Relevant Holder and upon execution by such person on behalf of all Relevant Holders and by or on behalf of COLT S.A., the Subscription and Contribution Agreement shall be binding on each Relevant Holder as if it had been entered into by such Relevant Holder under the hand of such Relevant Holder.

(B)
Before, or forthwith upon, this Scheme becoming effective, the Board of Directors of COLT shall appoint a person to enter into the Subscription and Contribution Agreement on behalf of the Relevant Holders and the Subscription and Contribution Agreement shall be entered into on their behalf as soon as practicable after the reduction of capital provided for by clause 2 of this Scheme has become effective.

2.     Cancellation of COLT Scheme Shares and issue of New COLT Shares

(A)
The amount standing to the credit of the share premium account of COLT shall be reduced by the sum of £2,010,000,000.

(B)
Forthwith and contingently upon the reduction of share premium referred to in sub-clause (A) of this clause 2 taking effect, COLT shall apply the reserve arising in its books as a result of the reduction of share premium referred to in sub-clause (A) of this clause 2, in crediting to its profit and loss account an amount equal to the accumulated deficit of such account as at the business day immediately before the Effective Date and any amount in excess of such accumulated deficit shall be credited to a special reserve.

(C)
Forthwith and contingently upon the reduction of share premium referred to in sub-clause (A) of this clause 2 taking effect, the share capital of COLT shall be reduced by cancelling and extinguishing the COLT Scheme Shares.

(D)
Immediately before the reduction of share capital referred to in sub-clause (C) of this clause 2 taking effect, COLT shall be re-registered as a private company pursuant to section 139(3) of the Companies Act and COLT's memorandum of association and the Amended COLT Articles shall be amended accordingly.

(E)
Forthwith and contingently upon the reduction of capital referred to in sub-clause (C) of this clause 2 taking effect:

(i)
the authorised share capital of COLT shall be increased to its former amount by the creation of such number of New COLT Shares as is equal to the number of COLT Scheme Shares cancelled pursuant to sub-clause 2(C) of this clause 2; and

(ii)
COLT shall apply the reserve arising in its books as a result of the reduction of capital referred to in sub-clause (C) of this clause 2 in paying up, in full at par, the New COLT Shares created pursuant to sub-clause (E)(i) of this clause 2 which shall be allotted and issued credited as fully paid to COLT S.A. and/or its nominee(s).

3.     Consideration for the cancellation of COLT Scheme Shares and issue of New COLT Shares

(A)
In consideration for the cancellation of the COLT Scheme Shares and the issue by way of contribution of the New COLT Shares to COLT S.A. and/or its nominee(s) referred to in sub-clause 2(E) of this Scheme, COLT S.A. shall, subject to sub-clause 3(B) and clause 5, allot and issue COLT S.A. Scheme Shares credited as fully paid to and amongst the Relevant Holders on the following basis:

for every three COLT Scheme Shares held at the Scheme Record Time	one COLT S.A. Scheme Share

  PROVIDED that no fraction of COLT S.A. Scheme Shares shall be allotted to any holder of COLT Scheme Shares.

(B)
The provisions of sub-clause (A) of this clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, COLT S.A. is advised that the allotment and issue of COLT S.A. Scheme Shares pursuant to this clause 3 would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require COLT S.A. to obtain any governmental or other consent or effect any registration, filing or other formality, then COLT S.A. may in its sole discretion determine that:

(i)
the COLT S.A. Scheme Shares that would otherwise have been allotted and issued directly to such Overseas Shareholder under this clause 3 shall instead be allotted to a nominee appointed by COLT S.A., as trustee for such Overseas Shareholder, on terms that they shall, as soon as reasonably practicable following the Effective Date be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after deduction of all expenses, commissions and taxes, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder by sending a cheque or warrant to such Overseas Shareholder in accordance with the provisions of clause 4. None of COLT, COLT S.A., any nominee referred to in this sub-clause 3(B)(i) or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or the terms of any such sale; or

(ii)
such COLT S.A. Scheme Shares shall be issued to the holder but sold, in which event the COLT S.A. Scheme Shares shall be issued to such holder but COLT S.A. shall be authorised on behalf of such holder to procure that any shares in respect of which COLT S.A. has made such a determination shall, as soon as practicable following the Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses, commissions and taxes, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder by sending a cheque or warrant to such Overseas Shareholder in accordance with the provisions of clause 4 of this Scheme. To give effect to any such sale, the person appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give instructions and do all such things which he may consider necessary or expedient in connection with such sale. None of COLT, COLT S.A., any appointee referred to in this sub-clause 3(B)(ii) or any broker or agent or any of them shall have liability (save in the case of fraud) for any loss arising as a result of the timing and terms of any such sale.

4.     Settlement

(A)
As soon as reasonably practical after the Effective Date, COLT S.A. shall deliver such COLT S.A. Scheme Shares as are required to be delivered to give effect to the Scheme to the persons respectively entitled thereto, such shares to be delivered as set out in sub-clause 4(B) below.

(B)
Delivery of the COLT S.A. Scheme Shares shall be effected as follows:

(i)
in the case of COLT Scheme Shares which at the Scheme Record Time are in certificated form, COLT S.A. shall send by post to the Relevant Holders certificates in respect of the COLT S.A.

    Scheme Shares to which they are entitled under the Scheme not later than ten (10) Business Days after the Effective Date;

  (ii)
  in the case of COLT Scheme Shares which at the Scheme Record Time are in uncertificated form, the COLT S.A. Scheme Shares to which the Relevant Holder is entitled shall be issued to Depositary (or its nominated custodian), which will be the registered holder of such shares on trust for the relevant holder of Depositary Interests. Shortly following the Effective Date, the Depositary shall issue Depositary Interests and COLT S.A. shall procure that the Depositary shall thereupon deliver, through CREST, to the stock account in CREST in which each such Relevant Holder held COLT Scheme Shares, such Relevant Holder's entitlement to Depositary Interests as soon as reasonably practicable, and in any event no later than the 10th day following the Effective Date; and

  (iii)
  in the case of COLT S.A. Scheme Shares to be sold in accordance with sub-clause 3(B), COLT S.A. shall deliver or procure delivery to the Relevant Holder of, or as they may direct, in accordance with the provisions of sub-clause 4(C) below, cheques for the sums payable to them respectively.

(C)
Not later than five (5) Business Days following the sale of any relevant COLT S.A. Scheme Shares pursuant to sub-clause 3(B) of this Scheme, COLT S.A. shall procure that the nominee or appointee, as the case may be, shall account for the cash payable by despatching to the persons respectively entitled thereto cheques (drawn on a branch of a clearing bank in the United Kingdom) by post.

(D)
All certificates required to be sent by COLT S.A. pursuant to sub-clauses 4(A) and (B) of this clause 4 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of COLT at the close of business at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of COLT prior to the Scheme Record Time.

(E)
(i)    Where at the Scheme Record Time, a Relevant Holder holds COLT Scheme Shares in certificated form, settlement of any cash consideration to which the Relevant Holder is entitled shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom.

(ii)
Where at the Scheme Record Time, a Relevant Holder holds COLT Scheme Shares in uncertificated form, settlement of any cash consideration to which the Relevant Holder is entitled shall be paid by means of CREST by COLT S.A. procuring a CREST payment obligation in favour of the Relevant Holder's payment bank in respect of the cash consideration in accordance with the CREST payment arrangements. COLT S.A. reserves the right to settle all of any part of the cash consideration payable pursuant to this sub-clause 4(E)(ii) in the manner referred to in sub-clause 4(E)(i) above if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-clause 4(E)(ii).

(F)
All cheques required to be sent pursuant to sub-clause 4(C) of this clause 4 above or clause 5 below shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of COLT at the close of business at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of members of COLT in respect of such joint holding at the Scheme Record Time) or in accordance with any special instructions regarding communications received at the registered office of COLT prior to the Scheme Record Time.

(G)
None of COLT, COLT S.A., any nominee referred to in sub-clause 3(B) of this Scheme or any agent of any of them shall be responsible for any loss or delay in transmission of certificates or cheques sent in accordance with this clause 4.

(H)
All cheques shall be made payable to the holder or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of COLT at the Scheme Record Time in respect of such joint holding, of the COLT Scheme Shares concerned or to other persons (if any) as such persons may direct in writing and the encashment of any such cheque shall be a complete discharge of COLT S.A. for the moneys represented thereby.

(I)
The preceding sub-clauses of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.     Fractional entitlements

(A)
The aggregate number of COLT S.A. Scheme Shares to which a Relevant Holder is entitled under clause 3 above shall, in each case, be rounded down to the nearest whole number.

(B)
No fraction of a COLT S.A. Scheme Share shall be allotted to any Relevant Holder, but all fractions of COLT S.A. Scheme Shares to which Relevant Holders would otherwise have been entitled shall be aggregated and allotted to a nominee appointed by COLT S.A., as trustee for the relevant Scheme Shareholder, on terms that they shall be sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in pounds sterling) to relevant Relevant Holders in accordance with what would otherwise have been their respective fractional entitlements within ten (10) Business Days following the Effective Date.

(C)
Payments of any amounts to which a Relevant Holder is entitled under sub-clause 5(B) shall be made in accordance with sub-clauses 4(E) to (H) above.

6.     Certificates representing COLT Scheme Shares

With effect from and including the Effective Date, all certificates representing holdings of COLT Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall be bound at the request of COLT to deliver such certificates for cancellation to COLT or to any person appointed by COLT to receive the same.

7.     Mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on COLT Scheme Shares and each instruction then in force as to notices and other communications from COLT shall, unless and until varied or revoked, be deemed as from and including the Effective Date to be a valid and effective mandate or instruction to COLT S.A. in relation to the corresponding COLT S.A. Scheme Shares to be allotted and issued pursuant to the Scheme.

8.     Scheme Effective Date

8.1
The Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming under section 137 of the Companies Act the reduction of capital provided for under the Scheme shall have been duly delivered to the Registrar of Companies for registration and been registered by him.

8.2
Unless the Scheme shall have become effective on or before 30 October 2006 or such later date, if any, as COLT and COLT S.A. may agree and the Court may allow, it shall lapse.

9.     Modification

COLT and COLT S.A. may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

10.  Costs

COLT is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

Dated 5 May 2006

PART 6

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE No. 2696 OF 2006
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF COLT TELECOM GROUP PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 21 April 2006 made in the above matters, the Court has directed a meeting (the "Court Meeting") to be convened of the holders of COLT Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between COLT Telecom Group plc (the "Company") and the holders of COLT Scheme Shares and that such meeting will be held at Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB on 30 May 2006 at 11.00 a.m. at which place and time all holders of COLT Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part.

Holders of COLT Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this Notice. It is requested that forms of proxy be lodged with the Registrars of the Company, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6AB, United Kingdom no later than 48 hours before the time appointed for the Court Meeting but, if forms are not so lodged, they may be handed to the Registrars or the Chairman at the Court Meeting. Completion and return of a form of proxy will not preclude a holder of COLT Scheme Shares from attending and voting in person at the meeting, or any adjournment thereof.

In the case of joint holders of COLT Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

Entitlement to attend and vote at the Court Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjourned meeting (as the case may be).

By the said Order, the Court has appointed Barry Bateman, or failing him, Antony Bates or, failing him, Robert Hawley to act as Chairman of the Court Meeting and has directed the Chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 5 May 2006

SLAUGHTER AND MAY
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

PART 7

NOTICE OF EXTRAORDINARY GENERAL MEETING

COLT TELECOM GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of COLT Telecom Group plc (the "Company") will be held at Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB on 30 May 2006 at 11.10 a.m. (or as soon thereafter as the meeting of the holders of COLT Scheme Shares (as defined in the Scheme as referred to in paragraph (A) of the resolution set out below) convened for 11.00 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

RESOLUTION

THAT:

(A)
for the purpose of giving effect to the Scheme of Arrangement dated 5 May 2006 (the "Scheme") between the Company and the holders of COLT Scheme Shares (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(i)
the amount standing to the credit of the share premium account of the Company shall be reduced by the sum of £2,010,000,000;

(ii)
forthwith and contingently upon the reduction of share premium referred to in sub-paragraph (i) above taking effect, the Company shall apply the reserve arising in its books as a result of the reduction of share premium referred to in sub-paragraph (i) above, in crediting to its profit and loss account an amount equal to the accumulated deficit of such as at the business day (as defined in the Scheme) immediately before the Effective Date (as defined in the Scheme) and any amount in excess of such accumulated deficit shall be credited to a special reserve;

(iii)
forthwith and contingently the share capital of the Company shall be reduced by cancelling and extinguishing all the COLT Scheme Shares;

(iv)
forthwith and contingently on such reduction of capital referred to in sub-paragraph (iii) above taking effect:

(a)
the authorised share capital of COLT shall be increased to its former amount by the creation of such number of New COLT Shares (as defined in the Scheme) as is equal to the number of COLT Scheme Shares cancelled pursuant to sub-paragraph (iii) above; and

(b)
the Company shall apply the reserve arising as a result of the reduction of capital referred to in sub-paragraph (iii) above in paying up, in full at par, the New COLT Shares created pursuant to sub-paragraph (iv)(a) above which shall be allotted and issued credited as fully paid to COLT Telecom Group S.A. and/or its nominee(s); and

(v)
the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the New COLT Shares referred to in sub-paragraph (iv)(b) above, provided that

(a)
this authority shall expire on the fifth anniversary of the date of this resolution;

(b)
the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £51,875,000; and

(c)
this authority shall be without prejudice and in addition to any other authority under the said section 80 previously granted before the date on which this resolution is passed;

(B)
the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 148:

  "Shares not subject to Scheme of Arrangement

  (a)
  In this article, references to the "Scheme" are to the scheme of arrangement between the Company and the holders of COLT Scheme Shares (as defined in the Scheme) dated 5 May 2006 (with or subject to any modification, addition or condition approved or imposed by the Court) under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this article.

  (b)
  Notwithstanding any other provision of the articles, if the Company issues any COLT Shares (other than to COLT S.A. or any subsidiary of COLT S.A. (a "COLT S.A. Company")) on or after the date of the adoption of this article and prior to the Scheme Record Time, such COLT Shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of such COLT Shares shall be bound by the Scheme accordingly.

  (c)
  If any COLT Shares are issued to any person (a "new member") (other than to a COLT S.A. Company (or the nominee(s) of a COLT S.A. Company) at or after the Scheme Record Time they will, provided that the Scheme has become effective and that COLT S.A. is a member of the Company, be immediately transferred to COLT S.A. (or its nominee(s)) in consideration of and conditional upon on the issue to the new member of such number of COLT S.A. Shares as the new member would have been entitled to had each COLT Share transferred to COLT S.A. hereunder been a COLT Scheme Share at the Scheme Record Time, being COLT S.A. Shares which rank pari passu with all other COLT S.A. Shares for the time being in issue including any dividends or distributions made, paid or declared thereon following the date on which the transfer of the COLT Shares is executed.

  (d)
  The number of COLT S.A. Shares to be allotted and issued to the new member under article (c) above may be adjusted by the directors in such manner as an independent accountant may determine on any reorganisation of the share capital of the Company or of COLT S.A. carried out on or after the Effective Date (other than as contemplated by the Scheme).

  (e)
  No fraction of a COLT S.A. Share shall be allotted to a new member pursuant to this article 148, but fractions of COLT S.A. Shares will be aggregated and sold in the market on behalf of the persons entitled thereto and the net proceeds of sale (after the deduction of all expenses, commissions and taxes in connection with such sale) shall be paid to such persons in accordance with their fractional entitlements.

  (f)
  To give effect to any such transfer required by this article 148 , the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of COLT S.A. and to agree for and on behalf of the new member to become a member of COLT S.A.. Pending the registration of COLT S.A. (or its nominee(s)) as the holder of any share to be transferred pursuant to this article 148, COLT S.A. shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of each holder of any such share in accordance with such directions as COLT S.A. may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of COLT S.A. but not otherwise."; and

(C)
the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

5 May 2006

By Order of the Board
Caroline Griffin Pain
Company Secretary

Registered Office:
Beaufort House
15 St. Botolph Street
London
EC3A 7QN

Registered in England and Wales No. 3232904 Notes:

1.
Only holders of ordinary shares of 2.5 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company.

2.
Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person.

3.
A yellow form of proxy is enclosed for use at this meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AB, United Kingdom not later than 11.10 a.m. on 28 May 2006.

4.
Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.
In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

PART 8

DEFINITIONS

"Admission"	admission to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List;
"ADS Depositary"	the depositary under the COLT ADS Deposit Agreement, which is currently The Bank of New York;
"Application Form"	the application form on which Qualifying non-CREST Shareholders may apply for Open Offer Shares under the Open Offer;
"Board"	the board of directors of COLT;
"Business Day"	means a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in London and on which the London Stock Exchange is open for transaction of business;
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST);
"City Code"	the City Code on Takeovers and Mergers issued by or on behalf of the Takeover Panel;
"CLF"	COLT Lux Finance S.à r.l.;
"COLT"	COLT Telecom Group plc, incorporated in England and Wales with registered number 3232904;
"COLT ADR"	an American depositary receipt, each evidencing title to one or more COLT ADSs;
"COLT ADS"	an American depositary share, each representing four COLT Shares, issued by the ADS Depositary in accordance with the COLT ADS Deposit Agreement;
"COLT Articles"	the articles of association of COLT at the date of this document;
"COLT ADS Deposit Agreement"
the deposit agreement amended and restated as of 1 December 1999 among COLT, the ADS Depositary and the owners and holders of COLT ADRs from time to time (and, with effect from the date of such amendment, as further amended as described in paragraph 9 of Part 1 of this document);
"COLT Directors"	the directors of COLT from time to time;
"COLT EGM"	the extraordinary general meeting of the holders of COLT Shares to be held in connection with the Scheme, and any adjournment thereof;
"COLT Group"	COLT and its subsidiaries (as defined in the Companies Act);
"COLT Option Plan"	the COLT Telecom Group Share Plan;

"COLT S.A."	COLT Telecom Group S.A., incorporated in Luxembourg with registered number R.C.S. Luxembourg B 115679;
"COLT S.A. Articles"	the articles of association of COLT S.A.;
"COLT S.A. Board"	the board of directors of COLT S.A. from time to time;
"COLT S.A. DIs"	DIs in respect of the COLT S.A. Shares to be issued by the Depositary each representing one COLT S.A. Share;
"COLT S.A. Directors"	the directors of COLT S.A. from time to time;
"COLT S.A. Group"	COLT S.A. and its subsidiary and associated undertakings including, on and after the implementation of the Scheme, the COLT Group;
"COLT S.A. Option Plan"	the COLT S.A. Share Option Plan;
"COLT S.A. Proposed Directors"	Jean-Yves Charlier, Hans Eggerstedt, Robert Hawley, Timothy Hilton, John Remondi and Richard Walsh;
"COLT S.A. Scheme Shares"	the new COLT S.A. Shares to be allotted and issued pursuant to the Scheme;
"COLT S.A. Share Schemes"
the COLT Telecom Group S.A. Share Grant Plan, the COLT Telecom Group S.A. Share Option Plan, the COLT Telecom Group S.A. Deferred Share Bonus Plan, the COLT Telecom Group S.A. Share Incentive Plan and the COLT Telecom Group S.A. SAYE Share Option Plan;
"COLT S.A. Shareholders"	the holders of COLT S.A. Shares;
"COLT S.A. Shares"	the ordinary shares of 1.25 euro each in the capital of COLT S.A.;
"COLT Scheme Shares"	(i) the COLT Shares in issue at the date of this document;
(ii) any COLT Shares issued after the date of this document and prior to the Voting Record Time; and
(iii)
any COLT Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme;
"COLT Shares"	the ordinary shares of 2.5 pence each in the capital of COLT;
"COLT Shareholders"	the holders for the time being of COLT Shares;
"COLT Share Schemes"
means the COLT Telecom Group Share Plan, the COLT Telecom Group Savings-Related Share Option Scheme, the COLT Savings-Related Share Option Scheme (International Section), the COLT Savings-Related Share Option Scheme (Ireland) and the COLT Deferred Bonus Plan;
"COLT Special Stock Grant"	the grant of COLT Shares under the unapproved section of the COLT Option Plan;
"Combined Code"	the Combined Code on Corporate Governance annexed to the Listing Rules;
"Companies Act"	the Companies Act 1985, as amended;

"Companies Law"	the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme;
"Court Meeting"
the meeting of the COLT Shareholders convened by order of the Court pursuant to section 425 of the Companies Act, to consider and, if thought fit, approve the Scheme and any adjournment of that meeting;
"Court Order"	the order of the court sanctioning the Scheme and confirming the reductions of capital and share premium involved therein;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations);
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations);
"CREST Sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST Sponsored Member"	a CREST member admitted to CREST as a sponsored member;
"CRESTCo"	CRESTCo Limited;
"CSSF"	Commission de Surveillance du Secteur Financier;
"Daily Official List"	the Daily Official List of the London Stock Exchange;
"Deed Poll"	the deed poll dated 28 April 2006 executed by the Depositary in favour of the holders of COLT S.A. DIs from time to time;
"Deferred Share"
the deferred share intended to be issued by the Board to COLT S.A. in the period after the COLT EGM and before the Court Hearing having the rights and restrictions described in paragraph 5 of Part 4 of this document (being a separate class of shares from the COLT Shares and, therefore, not forming part of the COLT Scheme Shares);
"Depositary"	Computershare Investor Services PLC;
"Depositary Agreement"	the agreement for the provision of depositary services and custody services in respect of the COLT S.A. DIs dated 28 April 2006 between the Depositary and COLT S.A.;
"Depositary Interests" or "DIs"	a dematerialised depositary interests;
"Deutsche Bank"	Deutsche Bank AG, London Branch;
"Disclosure Rules"	the Disclosure Rules made by the UK Listing Authority;
"Effective Date"	means the date on which an office copy of the Court Order has been delivered by or on behalf of COLT to the Registrar of Companies in England and Wales for registration and is registered by him;
"euro" or "€"	the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;

"Excluded Holder"
a Qualifying Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom with a registered address in Australia, Canada, Japan or New Zealand or any other jurisdiction where the extension or availability of the Open Offer would breach any applicable law or regulation;
"Existing COLT Shares"	the COLT Shares in issue at the Open Offer Record Date;
"Explanatory Statement"	this document and in particular Part 2 of this document which has been prepared in accordance with section 426 of the Companies Act;
"Fidelity Parties"
means (as relevant) FMR, FILP and related FMR employee partnerships, FIL, The Colt Inc. Annuity Trusts, each of their respective subsidiaries and affiliates, and charities founded by certain of the foregoing entities or certain of their shareholders (such charities being currently, the Edward C. Johnson Fund, the FIL Foundation, the Fidelity Foundation and the Fidelity Non-Profit Management Foundation) that have elected to act in concert with such entities in relation to their holdings in COLT but excluding members of the COLT Group (or the COLT S.A. Group following the implementation of the Scheme) and references to the 'holdings' of the Fidelity Parties in COLT include all COLT Shares beneficially owned by the Fidelity Parties or in respect of which the Fidelity Parties have control over such voting rights;
"FIL"	Fidelity International Limited;
"FILP"	Fidelity Investors Limited Partnership;
"FMR"	FMR Corp.;
"FSMA"	the Financial Services and Markets Act 2000;
"Hearing Date"	the date of the Court Hearing;
"holder"	a registered holder and includes any person(s) entitled by transmission;
"IFRS"	International Financial Reporting Standards;
"Listing Rules"	the listing rules made by the UK Listing Authority;
"Loan Facility"	the agreement dated 5 May 2006 between CLF, FMR and FIL relating to the £100 million facility to be made available to CLF, subject to the terms and conditions of that agreement, by FMR and FIL;
"London Stock Exchange"	London Stock Exchange plc;
"Member States"
the member states in the EU from time to time, currently, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the UK;
"Model Code"	the Model Code on restrictions on dealings in the securities of a listed company annexed to the Listing Rules;
"Morgan Stanley"	Morgan Stanley & Co. International Limited;
"Notes"	the 2007 Notes, 2008 Notes and the 2009 Notes;

"Official List"	the Official List of the UK Listing Authority;
"Open Offer"
the offer by CLF, a wholly owned subsidiary of COLT S.A., to Qualifying Shareholders (other than US Holders and Excluded Holders) to apply for Open Offer Shares on the terms and conditions set out in the Prospectus and, where relevant, the Application Form;
"Open Offer Record Date"	the close of business in London on 2 May 2006;
"Open Offer Shares"
COLT S.A. Shares to be sold pursuant to the Open Offer, the COLT S.A. Shares which may be the subject of a separate private placement to certain US Holders at CLF's sole discretion and all other COLT S.A. Shares to be purchased under the Purchase Agreement;
"Overseas Shareholder"	a holder of COLT Scheme Shares who is a citizen resident or national of any jurisdiction outside the United Kingdom;
"Pre-Emption Guidelines"	the pre-emption guidelines supported by the Association of British Insurers and the National Association of Pension Funds;
"Proposed Directors"	Jean-Yves Charlier, Hans Eggerstedt, Robert Hawley, Timothy T. Hilton, John Remondi and Richard Walsh;
"Prospectus"	the prospectus relating to COLT S.A. dated the same date as this document;
"Purchase Agreement"	the purchase agreement dated 5 May 2006 between CLF, COLT S.A., COLT, FMR and FIL;
"Qualifying Shareholders"	shareholders on the register of members of COLT at the Open Offer Record Date;
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose ordinary shares on the register of members of COLT on the Open Offer Record Date are in uncertificated form;
"Registrars"	Lloyds TSB Registrars;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Relationship Agreement"	the relationship agreement dated 5 May 2006 between FMR, FILP, FIL and COLT S.A.;
"Scheme" or "Scheme of Arrangement"
the proposed scheme of arrangement under section 425 of the Act between COLT and holders of COLT Scheme Shares, as set out in Part 5 of this document, with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Record Time"	6.00 p.m. on the Business Day immediately prior to the Effective Date;
"SEC"	the US Securities and Exchange Commission;
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;
"Subscription and Contribution Agreement"
the subscription and contribution agreement to be entered into (1) on behalf of the holders of COLT Scheme Shares and (2) by or on behalf of COLT S.A. in the form set out in Part 3 of the Explanatory Statement with such modifications as may be agreed between COLT and COLT S.A. prior to the hearing of the petition to sanction the Scheme;

"Takeover Directive"	Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids;
"Takeover Panel"	the Panel on Takeovers and Mergers;
"UK GAAP"	generally accepted accounting principles in the United Kingdom;
"UK Listing Authority"
the Financial Services Authority, in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission of securities to the Official List other than in accordance with Part VI of FSMA;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
"US Holders"
a Qualifying Shareholder with a registered address in or who is resident in the United States, its territories or possessions or who is otherwise considered a US person (as defined in Regulation S under the US Securities Act or under the US Internal Revenue Code and related Treasury regulations);
"US Shareholders"	COLT Shareholders with registered addresses in the United States, its territories and possessions;
"US Securities Act"	the US Securities Act of 1933, as amended, and rules and regulations promulgated thereunder;
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Court Meeting or any adjournment thereof (as the case may be);
"2007 Notes"	the 2 per cent. senior convertible notes due 2007 issued by COLT;
"2008 Notes"	the 7.625 per cent. senior notes due 2008 issued by COLT; and
"2009 Notes"	the 7.625 per cent. senior notes due 2009 issued by COLT.

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).